Exhibit 99.1

CERTIFICAT DE CONSTITUTION

Loi sur les compagnies, Partie IA

(L.R.Q., chap. C-38)

J’atteste par les présentes que la compagnie

9138-5666 QUÉBEC INC.

a été constituée le 30 JANVIER 2004, en vertu de la partie IA de la Loi sur les compagnies, comme indiqué dans les statuts de constitution ci-joints.

Déposé au registre le 5 février 2004 sous le matricule 1162017413

Registraire des entreprises par intérim

R510I13Q14970FA

Inspecteur général des institutions financières
Québec
FORMULAIRE 1
STATUTS DE CONSTITUTION
Loi sur les compagnies (L.R.Q., c. C-38, partie IA)
Procédure et explications
1. Dénomination sociale
9138-5666 QUÉBEC INC.
2. District judiciaire du Québec où la compagnie établit son siège
3. Nombre précis ou nombres minimal et maximal d’administrateurs 4. Date d’entrée en vigueur si postérieure à celle du dépôt
MONTRÉAL MIN. 1; MAX. 10
5. Description du capital-actions
SEE SCHEDULE “A” ATTACHED HERETO, FORMING AN INTEGRAL PART HEREOF
6. Restrictions sur le transfert des actions, le cas échéant
SEE SCHEDULE “B” ATTACHED HERETO, FORMING AN INTEGRAL PART HEREOF
7. Limites imposées à son activité, le cas échéant NONE
8. Autres dispositions
SEE SCHEDULE “C” ATTACHED HERETO, FORMING AN INTEGRAL PART HEREOF
9. Fondateurs
Norn et prénom Adresse incluant le code postal (s’l s’agit d’une personne morale, indiquer le siège et la loi constitutive) Signature de chaque fondateur (s’il s’agit d’une personne morale, signature de la personne autorisée)
LEVETT, Craig 2330, rue Saint-Louis Montréal, Québec H4M 1P5
Si l’espace est insuffisant, joindre une annexe en deux (2) exemplares.
Espace réservé à l’administration
Gouvernement du Québec
Déposé le
30 JAN. 2004
L’Inspecteur général des
Institutions financières
C-211 (2002-12) E

[Unofficial Translation]

CERTIFICATE OF INCORPORATION

Companies Act, Part IA

CQLR c C-38

I hereby certify that the corporation 9138-5666 Quebec Inc. was incorporated on January 30, 2004 pursuant to Part IA of the Companies Act of Quebec, as described in the attached articles of incorporation.

Filed at the Business Register on February 5, 2004 under the Quebec Enterprise Number 1162017413.

Articles of Incorporation

Companies Act, CQLR c C-38, Part IA

Form 1

1. Corporate name

9138-5666 QUEBEC INC.
2. Judicial district of Quebec where the registered office is situated	3. Specific number or minimum and maximum number of directors	4. Effective date if posterior to filing date

MONTREAL	MIN. 1; MAX. 10
5. Description of Share Capital

SEE SCHEDULE “A” ATTACHED HERETO, FORMING AN INTEGRAL PART HEREOF
6. Restrictions on share transfers, if any

SEE SCHEDULE “B” ATTACHED HERETO, FORMING AN INTEGRAL PART HEREOF
7. Restrictions on the business the corporation may carry on, if any

NONE
8. Other provisions

SEE SCHEDULE “C” ATTACHED HERETO, FORMING AN INTEGRAL PART HEREOF
9. Founders
Surname and Name	Address including postal code (if it is a legal person, indicate the registered office and the incorporating statute)	Signature of each founder (if it is a legal person, signature of the authorized signatory)
LEVETT, Craig	2330, rue Saint-Louis Montreal, Quebec H4M 1P5a

SCHEDULE “A”

SHARE CAPITAL

The unlimited share capital of the company contains seven (7) classes of shares with the following rights, privileges, conditions and restrictions:

A) CLASS A SHARES: The rights, privileges, conditions and restrictions attached to an unlimited number of class A shares without nominal value, are as follows:

1) Dividends and participation. Subject to the rights and privileges attached to the other classes of shares, holders of class A shares shall have the right, equal in all respects with holders of class B shares:

a) to participate in the property, profits and surplus assets of the company, and for that purpose, to receive any dividend declared by the company, and

b) to share in remaining property of the company upon dissolution.

2) Restriction. Subject to section 123.70 of the COMPANIES ACT, no dividend can be paid on class A shares nor can such shares be acquired by the company which would result in the realizable value of the net assets of the company being insufficient to redeem class D and E shares.

3) Right to vote. Holders of class A shares shall have the right to vote at any meeting of the shareholders of the company. Each class A share confers one (1) vote, except at meetings at where only the holders of certain classes of shares are entitled to vote.

4) Right to convert. Subject to the approval by the directors of the company and by the holders of the majority of outstanding class D shares, any holders of class A shares shall have the right, if he so decides, to exchange all or part of the class A shares that he holds for class D shares, according to the prorata and conditions hereunder contained: the rate of conversion shall be one (1) class D share for each class A share exchanged, the new class D share representing the same amount added to the stated capital account issued and paid for the converted class A share.

A class A shareholder who wishes to prevail himself of this right of exchange shall submit to the head office of the company or its transfer agent a written notice indicating the number of class A shares he wishes to exchange. The notice shall bear the signature of the shareholder registered in the register of securities of the company as being the sole qualified person to exercise the rights attached to the shares, or the signature of his representative. Certificates representing the class A shares submitted for exchange shall be attached to the notice. Upon receipt of the above-mentioned notice and certificates, the company shall issue a certificate for the class D shares resulting from the exchange. If only part of the class A shares represented by the above-mentioned certificates are to be converted, the company shall, without charge, issue a new certificate representing the class A shares which were not exchanged.

On the date of exchange, the converted class A shares shall automatically be cancelled, and the company shall amend accordingly its issued and paid-up share capital account for class A and D shares in conformity with the provisions of sections 123.50 and 123.51 of the COMPANIES ACT.

B) CLASS B SHARES: The rights, privileges, conditions and restrictions attached to an unlimited number of class B shares without nominal value, are as follows:

1) Dividends and participation. Subject to the rights and privileges attached to the other classes of shares, holders of class B shares shall have the right, equal in all respects with holders of class A shares:

a) to participate in the property, profits and surplus assets of the company, and for that purpose, to receive any dividend declared by the company, and

b) to receive the remaining property of the company upon dissolution.

2) Restriction. Subject to section 123.70 of the COMPANIES ACT, no dividend can be paid on class B shares nor can such shares be acquired by the company which would result in the realizable value of the net assets of the company being insufficient to redeem class D and E shares.

3) Right to vote. Subject to the provisions of the COMPANIES ACT, holders of class B shares shall not be entitled, as class B shareholders only, to vote at any meeting of shareholders of the company, nor to receive a notice of such meeting and to attend same.

C) CLASS C SHARES: The rights, privileges, conditions and restrictions attached to an unlimited number of class C shares without nominal value, are as follows:

1) Dividends and participation. Holders of class C shares shall not participate in the profits and surplus assets of the company and, for that purpose, shall not be entitled to any dividend declared by the company.

2) Reimbursement. In the event the assets of the company were distributed following its dissolution, voluntary or forced liquidation or otherwise, holders of class C shares have a right, prior to ail other classes of shareholders of the company, to be reimbursed the amount added to the issued and paid-up share capital account for these class C shares.

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3) Right to vote. Holders of class C shares shall have the right to vote at any meeting of the shareholders of the company. Each class C share confers one (1) vote, except at meetings where only holders of certain other classes of shares are entitled to vote.

4) Automatic redemption. The death of a shareholder holding class C shares shall automatically result in the redemption by the company of all class C shares held by such shareholder in the share capital, for a price equal to the amount added to the issued and paid- up share capital account for these shares. Within thirty (30) days of the date of redemption, the company shall pay such price to the executor or administrator, upon receipt of the certificates representing the redeemed shares, subject to section 123.54 of the COMPANIES ACT.

On the date of redemption, the redeemed class C shares shall be cancelled, and the company shall reduce its issued and paid-up share capital account for class C shares according to the provisions of section 123.51 of the COMPANIES ACT.

5) Right to purchase. The company may, when it deems it advisable to do so, without notice and without taking into account the other classes of shares, purchase by mutual agreement, at the best possible price, all or part of the outstanding class C shares.

On the date of purchase, the purchased class C shares shall automatically be cancelled, and the company shall reduce its issued and paid-up share capital account for class C shares according to section 123.51 of the COMPANIES ACT.

6) Veto Right. No conversion of class C shares, creation of new classes of shares, equal or preferential to class C shares, or modifications concerning class C shares, or other existing classes of shares for the purpose of conferring to these other classes of shares equal or preferential rights or privileges to class C shares, shall be authorized unless this conversion, creation or modification is approved on a vote regrouping 3/4 of the holders of class C shares present or represented at a general or special meeting convened to this effect, and subject to the other provisions of the COMPANIES ACT.

D) CLASS D SHARES: The rights, privileges, conditions and restrictions attached to an unlimited number of class D shares without nominal value, are as follows:

1) Dividends. Holders of class D shares shall have the right to receive, prior to holders of class A, B, E, F and G shares, out of the funds applicable to the payment of dividends, as and when such dividends are declared, a monthly, preferential, non-cumulative dividend of one per cent (1%) per month on the redemption value of class D shares, as defined in subsection (5) hereunder. Such dividend shall not be declared for more than one month at a time and shall be payable from the date, at the time and in the manner which may be determined by the directors.

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2) Reimbursement. In the event the property of the company should be distributed following its dissolution, voluntary or forced liquidation or otherwise, holders of class D shares shall have the right, prior to the holders of class A, B, E, F and G shares, but after holders of class C shares, to be reimbursed the redemption value of class D shares as defined in subsection (5) hereunder, plus the amount of any declared unpaid dividend on class D shares.

3) Additional participation. Holders of class D shares shall not otherwise participate in the profits or surplus assets of the company.

4) Right to vote. Subject to the provisions of the COMPANIES ACT, holders of class D shares shall not be entitled, as class D shareholders only, to vote at any meeting of shareholders of the company, nor to receive a notice of such meeting and to attend same.

5) Right to redeem. Subject to the provisions of section 123.54 of the COMPANIES ACT, each class D share is redeemable upon written request by its holder, if the company can do so legally, at a price which shall include the amount added to the issued and paid-up share capital account for this share, plus a premium equal to the difference between this added amount and its share of the fair market value at the time of exchange, of the class A shares of the company exchanged for class D shares.

Such a price of redemption shall be considered as the redemption value of class D shares and the company shall, in addition, remit to holders of class D shares so redeemed, the amount of the declared unpaid dividends on these shares, as the case may be. The amount of the above-mentioned premium shall be determined by the company and the holders of class D shares on the basis of the estimated fair market value of class A shares on the date of conversion into class D shares.

In the event the federal and/or provincial Revenue Departments should attribute to these class A shares a fair market value different from that determined by the aforementioned persons, the departmental evaluations of the fair market value of class A shares on the date of conversion shall be conclusive and the amount of the premium shall be reduced or increased consequently, provided that the company and holders of class D shares had an opportunity to contest the validity of such departmental evaluations with the departments or before the Courts, and provided that should there be a discrepancy between the provincial and federal evaluations, the above adjustment shall be based on the lowest evaluation determined following an unquestioned assessment or a final Court decision, as the case may be.

On the date of redemption, class D shares redeemed with the agreement of their holders shall be cancelled, and the company shall reduce its issued and paid-up share capital account for class D shares according to the provisions of section 123.51 of the COMPANIES ACT.

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6) Right to purchase. Subject to the provisions of section 123.56 of the COMPANIES ACT, the company may, when it deems it advisable to do so, without notice and without taking into account the other classes of shares, purchase by mutual agreement all or part of the outstanding class D shares at the best possible price, which in no way shall exceed the aforementioned redemption price nor the realizable value of the net assets of the company.

On the date of purchase, the purchased class D shares shall automatically be cancelled, and the company shall reduce its issued and paid-up share capital account for class D shares according to the provisions of section 123.51 of the COMPANIES ACT.

7) Veto Right. No conversion of class D shares, creation of new classes of shares, equal or preferential to class D shares, or modifications concerning class D shares, or other existing classes of shares for the purpose of conferring to these other classes of shares equal or preferential rights or privileges to class D shares, shall be authorized unless this conversion, creation or modification is approved on a vote regrouping 3/4 of the holders of class D shares present or represented at a general or special meeting convened to this effect, and subject to the other provisions of the COMPANIES ACT.

E) CLASS E SHARES: The rights, privileges, conditions and restrictions attached to an unlimited number of class E shares without nominal value, are as follows:

1) Dividends. Holders of class E shares shall have the right to receive, prior to holders of class A, B, F and G shares, but after holders of class D shares, out of the funds applicable to the payment of dividends, as and when such dividends are declared, a monthly, preferential, non-cumulative dividend of one per cent (1%) per month on the redemption value of class E shares, as defined in subsection (5) hereunder. Such dividend shall not be declared for more than one month at a time and shall be payable from the date, at the time and in the manner which may be determined by the directors.

2) Reimbursement. In the event the property of the company should be distributed following its dissolution, voluntary or forced liquidation or otherwise, holders of class E shares shall have the right, prior to the holders of class A, B, F and G shares, but after holders of class C and D shares, to be reimbursed the redemption value of class E shares as defined in subsection (5) hereunder, plus the amount of any declared unpaid dividends on class E shares.

3) Additional participation. Holders of class E shares shall not otherwise participate in the profits or surplus assets of the company.

4) Right to vote. Subject to the provisions of the COMPANIES ACT, holders of class E shares shall not be entitled, as class E shareholders only, to vote at any meeting of shareholders of the company, nor to receive a notice of such meeting and to attend same.

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5) Obligation to redeem. Subject to the provisions of section 123.54 of the COMPANIES ACT, class E shares shall be redeemed by the company totally or partially, at any time upon written request of the holders of class E shares, at a price equal to the amount added to the issued and paid-up share capital account for these shares, plus a premium equal to the difference between the fair market, at the time these class E shares were issued, of the consideration received by the company for issuing these class E shares and the total comprised of:

a) the amount added to the issued and paid-up share capital account for these shares, and

b) the fair market value of any property, other than class E shares, given in payment by the company for that consideration.

Such a price shall be considered as the redemption value of class E shares and the company shall, in addition, remit to holders of class E shares so redeemed, the amount of the declared unpaid dividends on these shares, as the case may be. The fair market value of the aforementioned consideration shall be as determined by the company and the subscriber to class E shares upon issuance of class E shares.

In the event the federal and/or provincial Revenue Departments should attribute to this consideration a fair market value different from that determined by the aforementioned persons, the departmental evaluations shall be conclusive and the amount of the premium shall be reduced or increased consequently, provided that the company and holders of class E shares had an opportunity to contest the validity of such departmental evaluations with the departments or before the Courts, and provided that should there be a discrepancy between the provincial and federal evaluations, the above adjustment shall be based on the lowest evaluation determined following an unquestioned assessment or a final Court decision, as the case may be.

The above-mentioned redemption shall be carried out by the company without regard to other classes of shares. Within thirty (30) days following the date of redemption, the company shall pay the redemption price to the former class E shareholders. Should the company be unable to pay the full redemption price within that delay by reason of the provisions of section 123.54 of the COMPANIES ACT, it shall pay a first amount on account of the full redemption price within the thirty (30) day delay, and pay the balance as soon as it can do so legally.

On the date of redemption, class E shares redeemed with the agreement of their holders shall be cancelled, and the company shall reduce its issued and paid-up share capital account for class E shares according to the provisions of section 123.51 of the COMPANIES ACT.

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What is more, if in the event of a price adjustment, the company redeem all of class E shares, the company shall pay to its shareholders, as soon as it can legally do so, an additional sum, if the premium is increased, or the holders of the redeemed shares will repay any sum due in the event that the adjustment decreases the premium, with all interest at the highest rate between the one prescribed by virtue of Article 28 of the LAW OF THE MINISTRY OF REVENUE (L.C.Q.) or the one prescribed by Article 4301 of the REGULATIONS OF THE FEDERAL INCOME TAX ACT, as determined from time to time, prorata to the class E shares held by each shareholder. If only a part of the class E shares were redeemed, the portion of the additional payment or repayment, as the case may be, corresponding to the redeemed shares will be made as soon as is legally possible, with interest at the rate hereinabove mentioned, and with regard to the shares still to be redeemed. The value of these shares will modify, either more or less, as the case may be, the amount of the premium for these shares.

6) Right to purchase. Subject to the provisions of section 123.56 of the COMPANIES ACT, the company may, when it deems it advisable to do so, without notice and without taking into account the other classes of shares, purchase by mutual agreement all or part of the outstanding class E shares at the best possible price, which in no way shall exceed the aforementioned redemption price nor the realizable value of the net assets of the company.

On the date of purchase, the purchased class E shares shall automatically be cancelled, and the company shall reduce its issued and paid-up share capital account for class E shares according to the provisions of section 123.51 of the COMPANIES ACT.

7) Veto Right. No conversion of class E shares, creation of new classes of shares, equal or preferential to class E shares, or modifications concerning class E shares, or other existing classes of shares for the purpose of conferring to these other classes of shares equal or preferential rights or privileges to class E shares, shall be authorized unless this conversion, creation or modification is approved on a vote regrouping 3/4 of the holders of class E shares present or represented at a general or special meeting convened to this effect, and subject to the other provisions of the COMPANIES ACT.

F) CLASS F SHARES: The rights, privileges, conditions and restrictions attached to an unlimited number of class F shares without nominal value, are as follows:

1) Dividends. Holders of class F shares shall have the right to receive, prior to holders of class A, B and G shares, but after holders of class D and E shares, out of the funds applicable to the payment of dividends, as and when such dividends are declared, an annual, preferential, non-cumulative dividend of one dollar (1$) per share; such dividend shall be payable from the date, at the time and in the manner to be determined by the directors.

2) Reimbursement. In the event the property of the company should be distributed following its dissolution, voluntary or forced liquidation or otherwise, holders of class F shares shall have the right, prior to the holders of class A, B, and G shares, but after holders

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of class C, D and E shares, to be reimbursed the amount added to the issued and paid-up share capital account for class F shares and to be paid the amount of any declared unpaid dividends on class F shares.

3) Additional participation. Holders of class F shares shall not otherwise participate in the profits or surplus assets of the company.

4) Right to vote. Subject to the provisions of the COMPANIES ACT, holders of class F shares shall not be entitled, as class F shareholders only, to vote at any meeting of shareholders of the company, nor to receive a notice of such meeting and to attend same.

5) Obligation to redeem. Subject to the provisions of section 123.54 of the COMPANIES ACT, any holders of class F shares may demand in writing at any time from the company that it redeems to that effect, all or part of the shares of that class held by that same shareholder, at a price equal to the amount added to the issued and paid-up share capital account for these shares, plus the amount of any declared unpaid dividends on class F shares, as the case may be. Upon receipt of such a request, the company shall redeem these shares forthwith and shall pay to the former holder of class F shares, all or part of the aforementioned redemption price which it can then pay without committing an offence under section 123.54 of the COMPANIES ACT; the company shall pay him the full balance, should there be one, as soon as it can legally do so.

On the date of redemption, class F shares redeemed with the agreement of their holders shall be cancelled, and the company shall reduce its issued and paid-up share capital account for class F shares according to the provisions of section 123.51 of the COMPANIES ACT.

6) Right to purchase. Subject to the provisions of section 123.56 of the COMPANIES ACT, the company may, when it deems it advisable to do so, without notice and without taking into account the other classes of shares, purchase by mutual agreement all or part of the outstanding class F shares at the best possible price.

On the date of purchase, the purchased class F shares shall automatically be cancelled, and the company shall reduce its issued and paid-up share capital account for class F shares according to the provisions of section 123.51 of the COMPANIES ACT.

7) Veto Right. No conversion of class F shares, creation of new classes of shares, equal or preferential to class F shares, or modifications concerning class F shares, or other existing classes of shares for the purpose of conferring to these other classes of shares equal or preferential rights or privileges to class F shares, shall be authorized unless this conversion, creation or modification is approved on a vote regrouping 3/4 of the holders of class F shares present or represented at a general or special meeting convened to this effect, and subject to the other provisions of the COMPANIES ACT.

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G) CLASS G SHARES: The rights, privileges, conditions and restrictions attached to an unlimited number of class G shares without nominal value, are as follows:

1) Dividends. Holders of class G shares shall have the right to receive, prior to holders of class A and B shares, but after holders of class D, E and F shares, out of the funds applicable to the payment of dividends, as and when such dividends are declared, an annual, preferential, non-cumulative dividend of one dollar (1$) per share; such dividend shall be payable from the date, at the time and in the manner which may be determined by the directors.

2) Reimbursement. In the event the property of the company should be distributed following its dissolution, voluntary or forced liquidation or otherwise, holders of class G shares shall have the right, prior to the holders of class A and B shares, but after holders of class C, D, E and F shares, to be reimbursed the amount added to the issued and paid-up share capital account for class G shares and to be paid the amount of any declared unpaid dividends on class G shares.

3) Additional participation. Holders of class G shares shall not otherwise participate in the profits or surplus assets of the company.

4) Right to vote. Subject to the provisions of the COMPANIES ACT, holders of class G shares shall not be entitled, as class G shareholders only, to vote at any meeting of shareholders of the company, nor to receive notice of such meeting and to attend same.

5) Unilateral right to redeem. Subject to the provisions of section 123.53 of the COMPANIES ACT, the company may, if it wishes, redeem class G shares unilaterally by giving a thirty (30) day written notice of its intention and by paying a price equal to the amount added to the issued and paid-up share capital account for these shares, plus the amount of any declared unpaid dividends on these shares. In the event of partial redemption, such redemption shall be proportionate to the number of outstanding class G shares, excluding fractions of shares.

On the date of redemption, the redeemed class G shares shall be cancelled, and the company shall reduce its issued and paid-up share capital account for class G shares according to the provisions of section 123.51 of the COMPANIES ACT.

6) Right to purchase. Subject to the provisions of section 123.56 of the COMPANIES ACT, the company may, when it deems it advisable to do so, without notice and without taking into account the other classes of shares, purchase by mutual agreement all or part of the outstanding class G shares at the best possible price.

On the date of purchase, the purchased class G shares shall automatically be cancelled, and the company shall reduce its issued and paid-up share capital account for class G shares according to the provisions of section 123.51 of the COMPANIES ACT.

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7) Veto Right. No conversion of class G shares, creation of new classes of shares, equal or preferential to class G shares, or modifications concerning class G shares, or other existing classes of shares for the purpose of conferring to these other classes of shares equal or preferential rights or privileges to class G shares, shall be authorized unless this conversion, creation or modification is approved on a vote regrouping 3/4 of the holders of class G shares present or represented at a general or special meeting convened to this effect, and subject to the other provisions of the COMPANIES ACT.

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SCHEDULE “B”

RESTRICTIONS ON THE TRANSFER OF SHARES

No share issued by the company shall be transferred without the approval of the directors. Such approval shall be expressed in a resolution of the Board of Directors and may validly be given after the transfer has been registered in the corporate records, in which case it shall take effect retroactively upon the date the transfer was recorded.

SCHEDULE “C”

OTHER PROVISIONS

1.	CLOSED COMPANY

The company shall be a “closed company” as defined in, and within the meaning of, section 5 of the SECURITIES ACT (R.S.Q., c. V-1.1), and, as such:

a)	the number of shareholders of the company shall be limited to fifty (50), exclusive of present or former employees of the company or of a subsidiary; two or more persons who hold jointly one or more shares are counted as one shareholder; and

b)	any invitation to the public to subscribe for any securities is prohibited.

2.	BORROWING POWERS

In addition to the powers conferred by the articles, in accordance with section 123.13 of the COMPANIES ACT, and without restricting the generality of the powers conferred upon the directors by sections 123.6 and 77 of the COMPANIES ACT, the directors, if they see fit, and without having to obtain the authorization of the shareholders, may:

a)	borrow money upon the credit of the company;

b)	issue debentures or other securities of the company, and pledge or sell the same for such sums or at such price as may be deemed appropriate;

c)	hypothecate the immovable and movable property, or otherwise affect the movable property of the company; and

d)	delegate one or more of the above-mentioned powers to a director, to an Executive Committee, to a committee of the Board of Directors or to an officer of the company.

Inspecteur général des institutions financières
Québec

FORMULAIRE 2

AVIS RELATIF À L'ADRESSE DU SIÈGE

Procédure et explications

1. Dénomination sociale

9138-5666 QUÉBEC INC.

Numéro	Rue
300	BOULEVARD MARCEL-LAURIN, BUREAU 220

Municipalité, ville: MONTRÉAL

Province: QUÉBEC

Code postal: H4M 2L4

La compagnie

Signature

Fondateur
Fonction du signataire

Espace réservé à l'administration

Gouvernement du Québec
Déposé le

3 0 JAN. 2004

L'Inspecteur général des
Institutions financières

C-212 (2002-09)

Inspecteur général des Institutions financières
Québec
FORMULAIRE 2
AVIS RELATIF À L’ADRESSE DU SIÈGE
Loi sur les compagnies (L.R.Q., c. C-38, partie IA)
Procédure et explications
1. Dénomination sociale
9138-5666 QUÉBEC INC.
2. Avis est donné par la présente que l’adresse du siège de la compagnie, dans les limites du district judiciaire indiqué dans les statuts, est la suivante:
300 BOULEVARD MARCEL-LAURIN, BUREAU 220
Numéro Rue
MONTRÉAL
Municipal té, ville
QUÉBEC H4M 2L4
Province Code postal
La compagnie
Fondateur
Signature Fonction du signataire
Espace réserve a l’administration
Gouvernement du Québec
Déposé le
30 JAN. 2004
L’Inspecteur général des
Institutions financières
C-212 (2002-09) E

[Unofficial Translation]

Notice Concerning the address of the Head Office

Companies Act, CQLR c C-38, Part IA

1. Corporate name

9138-5666 QUEBEC INC.

2. Notice is hereby given that the address of the Head Office of the corporation, within the judicial district indicated in the articles, is the following:

300 Boulevard Marcel-Laurin, Suite 220 Montreal, Quebec H4M 2L4

Inspecteur général des institutions financières
Québec

FORMULAIRE 4

AVIS RELATIF À LA COMPOSITION DU CONSEIL D'ADMINISTRATION

Procédure et explications

1. Dénomination sociale
9138-5666 QUÉBEC INC.

2. Administrateurs de la compagnie

Nom et prénom	Adresse complète (incluant le code postal)
LEVETT, Craig	2330, rue Saint-Louis Montréal, Québec H4M 1P5

La compagnie [signature]
Signature

Fondateur
Fonction du signataire

Espace réservé à l'administration

Gouvernement du Québec
Déposé le

30 JAN. 2004

L'Inspecteur général des Institutions financières

C-214 (2002-09)

[Unofficial Translation]

Notice Concerning the composition of the Board of Directors

Companies Act, CQLR c C-38, Part IA

1. Corporate name

9138-5666 QUEBEC INC.

2. Directors of the corporation

Surname and first name	Complete address (including postal code)

LEVETT, Craig	2330, Saint-Louis Street Montreal, Quebec H4M 1P5

CERTIFICAT DE MODIFICATION

Loi sur les compagnies, Partie IA

(L.R.Q., chap. C-38)

J’atteste par les présentes que la compagnie

SYSTÈMES GAMETRONIX INC.

et sa ou ses version(s)

GAMETRONIX SYSTEMS INC.

a modifié ses statuts 1e 14 MAI 2007, en vertu de la partie IA de la Loi sur les compagnies, comme indiqué dans les statuts de modification ci-joints.

Déposé au registre le 16 mai 2007 sous le numéro d’entreprise du Québec 1162017413

Registraire des entreprises

I630I13G14S71MA		LEX-302 (2007 04)

Registraire
des entreprises
Quebec
Statuts de modification
Loi sur less compagnies (L.R.Q., c. C-38, partie IA)
1. Nom - Inscrire le nouveau nom de la compagnie si celui-ci est modifie et inscrire le nom anterieur a la section 5.
Numero d’entreprise du Quebec
ou
NEQ 1 1 6 2 0 1 7 4 1 3
- Inscrire le nom actuel si vous le conservez et inscrire S. O. a la section 5.
SYSTEMES GAMETRONIX INC. / GAMETRONIX SYSTEMS INC.
Marquer la case d’un X si vous demandez un numero matricule (compagnie a numero) au lieu d’un nom.
2. Les statuts de la compagnie sont modifies de la facon suivante:
SEE “ANNEX A - ARTICLES OF AMENDMENT” ATTACHED HERETO
3. Date d’entree en vigueur (si differente de la date du depot des statuts de modification) pour les demandes qui ne sont pas visees par la section 4.
Annee Mois Jour
Date posterieure a celle du depot:
4. Modification des statuts en vertu de l’article 123.140 et suivants de la Loi sur les compagnies
Marquer la case d’un X si la demande de modification est presentee pour rectifier une illegalite, une irregularite ou pour y insurer une disposition requise par la Loi sur les compagnies:
qui ne porte pas atteinte aux droits des actionnaires ou des creanciers (art. 123.140);
qui peut porter atteinte aux droits des actionnaires ou des creanciers - joindre copie du jugement (art. 123.141).
Date d’entree en vigueur (la modification retroagit a la date du certificat accompagnant les statuts que l’on modifie, a moins que les presents statuts ou le jugement ne mentionnent une date ulterieure):
Annee Mois Jour
5. Worn anterieur a la modification (si different de celui mentionne a la section 1).
9138-5666 QUEBEC INC.
Reserve a l’administration
Quebec
Depose le
14 MAI 2007
Le registraire
des entreprises
Signature de l’administrateur autorise
David Baazov
Si l’espace prevu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numeroler les pages s’il y a lieu.
SIGNER ET RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT.
NE PAS TELECOPIER.
01104-1 (2004-10) E

[Unofficial Translation]

CERTIFICATE OF AMENDMENT

Companies Act, Part IA

CQLR c C-38

I hereby certify that the articles of the corporation Gametronix Systems Inc. were amended on May 14, 2007 pursuant to Part IA of the Companies Act of Quebec, as described in the attached articles of amendment.

Filed at the Business Register on May 16, 2007 under the Quebec Enterprise Number 1162017413.

1. Name –	Write the new name of the corporation if it is modified and write the previous name in section 5.

or

Write the current name if you keep it and write S.O. in section 5.

SYSTÈMES GAMETRONIX INC. / GAMETRONIX SYSTEMS INC.

☐ Put an “X” in the box if you ask for a matriculation number instead of a name

2. The articles of the corporation are amended as follows

SEE “ANNEX A – ARTICLES OF AMENDMENT” ATTACHED HERETO

3. Effective date (if different from the filing date of articles of amendment) for requests that are not covered by section 4

	YEAR	MONTH	DAY
Date posterior to filing date

4. Amendment of articles pursuant to Section 123.140 and following of the Companies Act

Put an “X” in the box if the amendment request is presented to correct an illegality, an irregularity or to insert a provision required by the Companies Act:

•    that does not violate the rights of shareholders or creditors (Sec. 123.140);

•    that could violate the rights of shareholders or creditors – attach a copy of the judgment (Sec. 123.141).

Effective date (amendment dates back to the date of the certificate accompanying the articles being modified, unless the current articles or the judgement do not mention a later date):

5. Name prior to amendment (if different from Section 1)

9138-5666 QUEBEC INC.

ANNEX A – ARTICLES OF AMENDMENT

The Articles of the Company are amended as follows:

a)	The name of the Company is changed to:

SYSTÈMES GAMETRONIX INC./

GAMETRONIX SYSTEMS INC.

b)	The provisions set forth in Section 5 of the Articles of the Company, providing for the description of the authorized capital and the limits imposed, are amended as follows:

by subdividing all of the Class A shares presently issued and outstanding on the basis of 138,125 Class A shares for each Class A share issued and outstanding immediately prior to the issuance of the Certificate of Amendment.

c)	The provisions set forth in Section 6 of the Articles of the Company, providing for the restrictions on the transfer of shares, are repealed and replaced as follows:

by incorporating the provisions of Schedule 2 in the Articles of Amendment.

d)	The provisions set forth in Section 8 of the Articles of the Company, providing for the other provisions, are repealed and replaced as follows:

by incorporating the provisions of Schedule 3 in the Articles of Amendment.

e)	All of the other provisions of the Articles of the Company remain unchanged.

SCHEDULE 2

RESTRICTIONS ON TRANSFERS OF SHARES

No share issued by the Company shall be transferred or assigned without either (i) the consent of the Board of Directors evidenced by a valid resolution or the minutes of a duly constituted meeting or (ii) the consent of the majority of the voting shareholders evidenced by a valid resolution or the minutes of a duly constituted meeting. This consent, however, may validly be given after the transfer or assignment has been recorded in the Book of the Company, in which case the transfer or assignment shall be valid and take effect retroactively upon the date on which the transfer or assignment was recorded.

SCHEDULE 3

OTHER PROVISIONS

BORROWING POWERS

Subject to the provisions of the Companies Act (Quebec), the directors of the Company may, without authorization of the shareholders:

(a)	borrow money upon the credit of the Company;

(b)	issue, reissue sell or pledge debt obligations of the Company; and

(c)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any debt obligation of the Company.

Nothing herein limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

RESTRICTIONS ON THE TRANSFER OF SECURITIES

As long as the Company qualifies as a “private issuer” as defined in Regulation 45-106 respecting prospectus and registration exemptions, no transfer or assignment of securities (other than non-convertible debt securities) of the Company shall occur without the consent of the Board of Directors of the Company evidenced by a valid resolution or the minutes of a duly constituted meeting.

OTHER

The number of holders of securities, other than non-convertible debt securities, of the Company is limited to fifty (50), not including employees and former employees of the Company or its affiliates, provided that each person is counted as one beneficial owner unless the person is created or used solely to purchase or hold securities of the Company in which case each beneficial owner or each beneficiary of the person, as the case may be, must be counted as a separate beneficial owner.

Subject to the provisions of the Companies Act (Quebec), the Company may purchase or otherwise acquire any shares issued by it.

The Company shall have a lien on the shares registered in the name of a shareholder or his legal representative for any indebtedness owed by him to the Company, and such lien shall be enforceable in accordance with the by-laws of the Company or otherwise.

Subject to the Articles of the Company and the Companies Act (Quebec), the holder of a fractional share shall be entitled to that number of votes equal to one multiplied by the fraction represented by such share and to notice of all meetings of shareholders of the Company.

CERTIFICAT DE MODIFICATION

Loi sur les compagnies, Partie IA

(L.R.Q., chap. C-38)

J’atteste par les présentes que la compagnie

GROUPE DE JEUX AMAYA INC.

et sa ou ses version(s)

AMAYA GAMING GROUP INC.

a modifié ses statuts le 2 NOVEMBRE 2007, en vertu de la partie IA de la Loi sur les compagnies, comme indiqué dans les statuts de modification ci-joints.

Déposé au registre le 3 novembre 2007 sous le numéro d’entreprise du Québec 1162017413

Registraire des entreprises

E330J13D14G70NA		LEX-302 (2007 04)

Registraire
des entreprises
Quebec
Statuts de modification
Loi sur les compagnies (L. R.Q., c C-38, partie IA)
1. Nom
- Inscrire ie nouveau nom de la compagnie si celui-ci est modifie et inscrire le nom anteriéura a la section 5.
Numero d’enterprise du Quebec
ou
NEQ
11 62017413
- Inscrire le nom actuel si vous te conservez et inscrire S.O. à la section 5.
GROUPE DE JEUX AMAYA INC. / AMAYA GAMING GROUP INC.
Marquer la case d’un X si vous demandez un numero matricule (compagnie a numero) au lieu d’un nom.☐
2. Les statuts de la compagnie sont modiflies de la facon suivante:
The name of the Company is changed to: AMAYA GAMING GROUP INC. / GROUPE DE JEUX AMAYA INC.
3. Date d’entree en vigueur (si dilferente de la date du depot des statuts de modification) pour les demandes qui ne sonl pas visees par la section 4.
Date posterieure a celle du depot:
Annea Mois Jour
4. Modification des statuts en vertu de I’artlcle 123.140 et suivants de fa Loi sur les compagnies
Marquer la case d’un X si la demands de modification est presentee pour rectifier une illegalite, une irregularite ou pour y inserer une disposition requise par la Loi sur les compagnies:
qui ne porte pas atteinte aux droils des actionnaires ou des creanciers (art. 123.140);
qui peut porter atteinte aux droits das actionnaires ou des creanciers - joindre copie du jugement (art. 123.141)
Date d entree en vigueur (la modification retroagit a la date du certifical accompagnant les statuts que l’on modifle, a moins que les presents statuts ou le jugement ne mentionnent une date ulterieure):
Annea Mois Jour
5. Nom anterieur a la modification (si different de celui mentionne a la section 1)
GAMETRONIX SYSTEMS INC. / SYSTEMES GAMETRONIX INC.
Reserve l’administration
Quebec
Depose le
- 2 NOV 2007
Le registraire
des enterprises
Signature de I’administrateur autorise
David Baazov
Si l’ espace prevu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondents et numeroter les pages s’il y a lieu.
Ministere du Revenu
SIGNER ET RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT. NE PAS TELECOPIER.
LE-50.0.11.04 (2007-04)

[Unofficial Translation]

CERTIFICATE OF AMENDMENT

Companies Act, Part IA

CQLR c C-38

I hereby certify that the articles of the corporation Amaya Gaming Group Inc. were amended on November 2, 2007 pursuant to Part IA of the Companies Act of Quebec, as described in the attached articles of amendment.

Filed at the Business Register on November 3, 2007 under the Quebec Enterprise Number 1162017413.

1. Name –	Write the new name of the corporation if it is modified and write the previous name in section 5.

or

Write the current name if you keep it and write S.O. in section 5.

GROUPE DE JEUX AMAYA INC. / AMAYA GAMING GROUP INC.

☐ Put an “X” in the box if you ask for a matriculation number instead of a name

2. The articles of the corporation are amended as follows

The name of the Company is changed to: GROUPE DE JEUX AMAYA INC. / AMAYA GAMING GROUP INC.

3. Effective date (if different from the filing date of articles of amendment) for requests that are not covered by section 4

	YEAR	MONTH	DAY
Date posterior to filing date

4. Amendment of articles pursuant to Section 123.140 and following of the Companies Act

Put an “X” in the box if the amendment request is presented to correct an illegality, an irregularity or to insert a provision required by the Companies Act:

•       that does not violate the rights of shareholders or creditors (Sec. 123.140);

•       that could violate the rights of shareholders or creditors – attach a copy of the judgment (Sec. 123.141).

Effective date (amendment dates back to the date of the certificate accompanying the articles being modified, unless the current articles or the judgement do not mention a later date):

5. Name prior to amendment (if different from Section 1)

GAMETRONIX SYSTEMS INC. / SYSTÈMES GAMETRONIX INC.

CERTIFICAT DE MODIFICATION

Loi sur les compagnies, Partie IA

(L.R.Q., chap. C-38)

J’atteste par les présentes que la compagnie

GROUPE DE JEUX AMAYA INC.

a modifié ses statuts le 11 MAI 2010, en vertu de la partie IA de la Loi sur les compagnies, comme indiqué dans les statuts de modification ci-joints.

Déposé au registre le 12 mai 2010 sous le numéro d’entreprise du Québec 1162017413
Registraire des entreprises

I230J13D14G71MA		LEX-304 (2008 09)

Registraire
des entreprises
Quebec
Statuts de modification
Loi sur les compagnies (L R.Q., c C-38, partie IA)
1. Nom
- Inscrire le nouveau nom de la compagnie si celui-ci est modifié et inscrire le nom anteriéura a la section 5.
Numero d’enterprise du Quebec
ou
NEQ
11 62017413
- Inscrire le nom actuel si vous le conservez et inscrire S.O. à la section 5.
GROUPE DE JEUX AMAYA INC. AMAYA GAMING GROUP INC.
Marquer la case d’un X si vous demandez un numero matricule (compagnie a numero) au lieu d’un nom. ☐
2. Les statuts de la compagnie sont modiflies de la facon suivante:
Veuillez referrer a la “Schedule A” si-jointe, faisant partie integrante des presents.
3. Date d’entree en vigueur (si differente de la date du depot des statuts de modification) pour les demandes qui ne sonl pas visees par la section 4.
Date posterieure a celie du depot:
Annea Mois Jour
4. Modification des statuts en vertu de I’artlcle 123.140 et suivants de la Loi sur les compagnies
Marquer la case d’un X si la demands de modification est presentee pour rectifier une illegalite, une irregularite ou pour y inserer une disposition requise par la Loi sur les compagnies:
qui ne porte pas atteinte aux droils des actionnaires ou des creanciers (art. 123.140);
☐
qui peut porter atteinte aux droits des actionnaires ou des creanciers - joindre copie du jugement (art. 123.141)
☐
Date d entree en vigueur (la modification retroagit a la date du certificat accompagnant les statuts que l’on modifie, a moins que les presents statuts ou le jugement ne mentionnent une date ulterieure):
Annea Mois Jour
5. Nom anterieur a la modification (si different de celui mentionne a la section 1)
GAMETRONIX SYSTEMS INC. / SYSTEMES GAMETRONIX INC.
Reserve l’administration
Quebec
Depose le
Le registraire
des enterprises
11 MAI 2010
Signature de I’administrateur autorise
Si l’ espace prevu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondents et numeroter les pages s’il y a lieu.
Ministere du Revenu
Signer et retourner les deux exemplaires avec votre paiement. Ne pas telecopier.
LE-50.0.11.04 (2009-05)

[Unofficial Translation]

CERTIFICATE OF AMENDMENT

Companies Act, Part IA

CQLR c C-38

I hereby certify that the articles of the corporation Amaya Gaming Group Inc. were amended on May 11, 2010 pursuant to Part IA of the Companies Act of Quebec, as described in the attached articles of amendment.

Filed at the Business Register on May 12, 2010 under the Quebec Enterprise Number 1162017413.

1. Name –	Write the new name of the corporation if it is modified and write the previous name in section 5.

or

Write the current name if you keep it and write S.O. in section 5.

GROUPE DE JEUX AMAYA INC. / AMAYA GAMING GROUP INC.

☐ Put an “X” in the box if you ask for a matriculation number instead of a name

2. The articles of the corporation are amended as follows

SEE SCHEDULE “A” ATTACHED HERETO, FORMING AN INTEGRAL PART HEREOF

3. Effective date (if different from the filing date of articles of amendment) for requests that are not covered by section 4

	YEAR	MONTH	DAY
Date posterior to filing date

4. Amendment of articles pursuant to Section 123.140 and following of the Companies Act

Put an “X” in the box if the amendment request is presented to correct an illegality, an irregularity or to insert a provision required by the Companies Act:

•       that does not violate the rights of shareholders or creditors (Sec. 123.140);

•       that could violate the rights of shareholders or creditors – attach a copy of the judgment (Sec. 123.141).

Effective date (amendment dates back to the date of the certificate accompanying the articles being modified, unless the current articles or the judgement do not mention a later date):

5. Name prior to amendment (if different from Section 1)

Schedule A

AMAYA GAMING GROUP INC.

GROUPE DE JEUX AMAYA INC.

(the “Company”)

STATUTS DE MODIFICATION (ARTICLES OP AMENDMENT)

The authorized share capital of the Company, as described in Section 5 of the Company’s Articles of Incorporation, is hereby amended as follows:

(i) the authorized share capital of the Company is hereby increased with the creation of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value, issuable in series;

(ii) the currently issued and outstanding Class A shares in the share capital of the Company are hereby changed into newly created common shares in the share capital of the Company, on the basis of 1.77 common shares for each one (1) Class A share currently issued and outstanding in the share capital of the Company;

(iii) the currently issued and outstanding Class G shares in the share capital of the Company are hereby changed into newly created common shares in the share capital of the Company, on the basis of one hundred (100) common shares for each one (1) Class G share currently issued and outstanding in the share capital of the Company;

(iv) the currently authorized but unissued Class A shares, Class B shares, Class C shares, Class D shares, Class E shares, Class F shares and Class G shares in the share capital of the Company are hereby cancelled;

(v) the currently authorized Class A shares, Class B shares, Class C shares, Class D shares, Class E shares, Class F shares and Class G shares in the share capital of the Company, as classes of shares in the share capital of the Company, are hereby cancelled; and

(vi) the authorized share capital of the Company shall, from now on, consist of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value, issuable in series, subject to the rights, privileges, restrictions and conditions as hereinafter described.

I.	COMMON SHARES

The common shares shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Dividends: The holders of the common shares shall be entitled to receive in each year, in the discretion of the directors after payment of the full dividends on the preferred shares, non cumulative dividends in such amounts as the directors may determine.

2.	Liquidation, Dissolution, Other Distribution: The holders of the common shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to the preferred shares, to receive the remaining property of the Company upon dissolution.

3.	Voting: The holders of the common shares shall be entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.

II.	PREFERRED SHARES

The preferred shares shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Issuable in series: The preferred shares shall be issuable in series and the directors shall have the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof or other provisions, subject to the limitations, if any, set out in the articles of the Company.

2.	Parity Ranking: The preferred shares of each series shall rank on a parity with the preferred shares of every other series.

3.	Dividends: The holders of any series of preferred shares shall be entitled to receive in priority to any payment of dividends to the holders of the common shares, if and when declared by the directors, dividends in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to the series of which such preferred shares form part.

4.	Liquidation, Dissolution, Other Distribution: In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the preferred shares shall be entitled to receive in respect of the shares of each series thereof, before any distribution of any part of the assets of the Company among the holders of the common shares, all amounts which may be provided in the articles of the Company to be payable thereon in respect of return of capital, any dividends declared thereon and unpaid, and any cumulative dividends, whether or not declared.

5.	Ratable Participation: If any dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate ratably in respect of accumulated dividends, if any, and return of capital.

6.	No Further Participation: Except as provided above, preferred shares shall not confer any rights to participate in the profits or assets of the Company.

7.	No Pre-emptive Right: No holder of any series of preferred shares at any time issued and outstanding shall be entitled, as such, to any pre-emptive right to subscribe for the purchase or to receive any part of any other issue of preferred shares on the Company, whether now or hereafter authorized or issued.

8.	Non-Voting: Subject to the provisions of the Companies Act (Quebec), the holders of preferred shares of any series shall not, as such, be entitled to receive notice of, or to attend or to vote at any meetings of Shareholders of the Company.

CERTIFICAT DE MODIFICATION

Loi sur les compagnies, Partie IA

(L.R.Q., chap. C-38)

J’atteste par les présentes que la compagnie

GROUPE DE JEUX AMAYA INC.

a modifié ses statuts le 7 JUILLET 2010, en vertu de la partie IA de la Loi sur les compagnies, comme indiqué dans les statuts de modification ci-joints.

Déposé au registre le 8 juillet 2010
sous le numéro d’entreprise du Québec 1162017413

Registraire des entreprises

T830J13D14G70JA		1EX 304 (2008 09)

Registraire des entreprises Québec
Statuts de modification
Loi sur les compagnies (L.R.Q., c. C-38, partia IA)
1. Nom - Inscrire le nouveau nom da la compagnie si celui-ci est modifié et inscrire ie nom antérieur à la section 5.
ou
- Inscrire le nom actuel si vous le conservez et inscrire S. O. à la section 5.
Numéro d’entreprise du Québec
NEQ 1 1 6 2 0 1 7 4 1 3
GROUPE DE JEUX AMAYA INC.
AMAYA GAMING GROUP INC.
Marquer la case d’un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d’un nom.
2. Les statuts de la compagnie sont modifiés de la façon suivante :
Veuillez référer à la “Schedule A” ci-jointe, faisant partie intégrante des présentes.
3. Date d’entrée en vigueur (si différente de la date du dépôt des statuts de modification) pour les demandes qui ne soni pas visées par la section 4.
Date postérieure à celle du dépôt : Année Mois Jour
4. Modification des statuts en vertu de l’article 123.140 et suivants de la loi sur les compagnies
Marquer la case d’un X si la demande de modification est présentée pour rectifier une illégalité, une irrégularité ou pour y insérer une disposition requise par la Loi sur les compagnies :
qui ne porte pas atteinte aux droits des actionnaires ou des créanciers (art. 123.140);
qui peut porter atteinte aux droits des actionnaires ou des créanciers - joindre copie du jugement (art. 123.141).
Date d’entrée en vigueur (la modification rétroagil à la date du certificat accompagnant les statuts que l’on modifie, à moins que les présents statuts ou le jugement ne mentionnent une date ultérieure) : Année Mois Jour
5. Nom antérieur à la modification (si différent de celui mentionné à la section 1).
Réservé à l’administration Québec Déposé le 07 JUIL. 2010 Le registraire des entreprises
Signature de l’administrateur autorisé
Si l’espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s’il y a lieu.
Signer et retourner les deux exemplaires avec votre paiement.
Ne pas télécopier.
Ministère du Revenu
LE-50.0.11.04 (2009-05)
E

[Unofficial Translation]

CERTIFICATE OF AMENDMENT

Companies Act, Part IA

CQLR c C-38

I hereby certify that the articles of the corporation Amaya Gaming Group Inc. were amended on July 7, 2010 pursuant to Part IA of the Companies Act of Quebec, as described in the attached articles of amendment.

Filed at the Business Register on July 8, 2010 under the Quebec Enterprise Number 1162017413.

1. Name –	Write the new name of the corporation if it is modified and write the previous name in section 5.

or

Write the current name if you keep it and write S.O. in section 5.

GROUPE DE JEUX AMAYA INC. / AMAYA GAMING GROUP INC.

☐ Put an “X” in the box if you ask for a matriculation number instead of a name

2. The articles of the corporation are amended as follows

SEE SCHEDULE “A” ATTACHED HERETO, FORMING AN INTEGRAL PART HEREOF

3. Effective date (if different from the filing date of articles of amendment) for requests that are not covered by section 4

	YEAR	MONTH	DAY
Date posterior to filing date

4. Amendment of articles pursuant to Section 123.140 and following of the Companies Act

Put an “X” in the box if the amendment request is presented to correct an illegality, an irregularity or to insert a provision required by the Companies Act:

•       that does not violate the rights of shareholders or creditors (Sec. 123.140);

•       that could violate the rights of shareholders or creditors – attach a copy of the judgment (Sec. 123.141).

Effective date (amendment dates back to the date of the certificate accompanying the articles being modified, unless the current articles or the judgement do not mention a later date):

5. Name prior to amendment (if different from Section 1)

Schedule A

AMAYA GAMING GROUP INC.

GROUPE DE JEUX AMAYA INC.

(the “Company”)

STATUTS DE MODIFICATION (ARTICLES OF AMENDMENT)

A) The restrictions on share transfers, as described in Section 6 of the Company’s Articles of Incorporation, as amended, are hereby removed.

B) The minimum number and maximum number of directors, as described in Section 3 of the Company’s Articles of Incorporation, are hereby changed to Minimum 3 / Maximum 15.

C) The other provisions, as described in Section 8 of the Company’s Articles of Incorporation, as amended, are hereby removed.

REZ-128 (2014-05)

Certificat de modification

Loi sur les sociétés par actions (RLRQ, chapitre S-31.1)

J’atteste que la société par actions

GROUPE DE JEUX AMAYA INC.

et sa version

AMAYA GAMING GROUP INC.

a modifié ses statuts en vertu de la Loi sur les sociétés par actions pour y intégrer les modifications mentionnées dans les statuts de modification ci-joints.

Le 30 juillet 2014

Déposé au registre le 30 juillet 2014 sous le numéro d’entreprise du Québec 1162017413. Registraire des entreprises

Revenu Québec

REZ-909 (2012-11) Page 1 de 1

Statuts de modification

Numéro d’entreprise du Québec (NEQ) :	1162017413

Loi sur les sociétés par actions, L.R.Q., c. S-31.1

1	Identification de la société

Nom de la société par actions

GROUPE DE JEUX AMAYA INC.

Version(s) du nom de la société dans une autre langue que le français, s’il y a lieu

AMAYA GAMING GROUP INC.

2	Modification des statuts

2.1	Modification relative au nom

Nom de la société par actions

2.2	Autres modifications

See attached Schedules which form an integral part hereof.

2.3	Date et heure à attribuer au certificat, s’il y a lieu

Date             Heure

3	Correction des statuts

4	Signature

Nom de l’administrateur ou du dirigeant autorisé

David Baazov

Signature électronique de

David Baazov

Réservé à l’administration

Numéro de référence de la demande : 020200023208763

Désignation numérique :

Revenu Québec

[Unofficial Translation]

CERTIFICATE OF AMENDMENT

Business Corporations Act, CQLR c S-31.1

I hereby certify that the articles of the corporation Amaya Gaming Group Inc. were amended on July 30, 2014 pursuant to the Business Corporations Act, as described in the attached articles of amendment.

Filed at the Business Register on July 30, 2014 under the Quebec Enterprise Number 1162017413.

1. Corporate name

GROUPE DE JEUX AMAYA INC. / AMAYA GAMING GROUP INC.

2. Amendment of articles

2.1 Amendment of corporate name

2.2 Other amendments

SEE ATTACHED SCHEDULES WHICH FORM AN INTEGRAL PART HEREOF

2.3 Date and time to assign to certificate, if any

Date                    Time

3. Correction of articles

4. Signature

Name of director of authorized officer

David Baazov

Electronic signature of

David Baazov

Registraire des enterprises Quebec
RE-500 (2012-07) Page 1
Statuts de modification
Numéro d’entreprise du Québec NEQ 1 1 6 2 0 1 7 4 1 3
Loi sur les sociétés par actions, L.R.Q., c. S-31.1
1 Identification de la societe
Nom de la societe par actions
GROUPE DE JEUX AMAYA INC.
Version(s) du nom de la societe dans une autre langue que le francais, s’il y a lieu AMAYA GAMING GROUP INC.
2 Modification des statuts
2.1 Modification relative au nom Nom de la societe par actions
Version(s) du nom de la societe dans une autre lanque que le francais. s’il y a lieu
Designation numerique pour tenir lieu de nom
2.2 Autres modifications
See attached Schedules which form an integral part hereof.
2.3 Date et heure a attribuer au certificat, s’il y a lieu
Date Heure
10VO ZZ 49488679
Revenu Québec

RE-500 (2012-07)
Page 2

3 Correction des statuts

3.1 Statuts et certificat visés par la correction

Les statuts de ______________________ (Type de statuts) déposés au registre des entreprises le [ ] contiennent des dispositions illégales, des erreurs ou des irrégularités. Un certificat se rapportant à ces statuts a été délivré par le Registraire des entreprises en date du [ ] et le cas échéant, à l'heure [ ] (heures minutes).

3.2 Corrections demandées

3.3 Droits des actionnaires et des créanciers

Les corrections demandées

4 Signature

David Baazov

Nom de l'administrateur ou du dirigeant autorisé

Signature de l'administrateur ou du dirigeant autorisé

Signez et retournez ce formulaire accompagné des documents exigés et du paiement requis. Ne pas télécopier.

Réservé à l'administration

10VP ZZ 49488680

RE-500 (2012-07)
3 Correction des statuts Page 2
3.1 Statuts at certificat vises par la correction
Les statuts de deposes au registre des entreprises le contierment
[ILLEGIBLE]
3.2 Corrections demandees
3.3 Drolls des actionmaires et des creanciers
les corrections demandees
ne risquent pas de porter atteinte aux drolls des actionnaires;
ne risquent pas de porter atteinte aux drolls des creanciers;
risquent de porter atteinte aux drolls des actionnaires;
risquent de porter atteinte aux drolls des creanciers.
4 Signature
David Baazov
Name de l’administratus or de [ILLEGIBLE] Signature de [ILLEGIBLE]
Signex et retournez ce formulalre accompagne des documents exiges et de palement requiz Ne pas telecopier.
[ILLEGIBLE]
10VP ZZ 49488680

[Unofficial Translation]

CERTIFICATE OF AMENDMENT

Business Corporations Act, CQLR c S-31.1

1. Corporate name

GROUPE DE JEUX AMAYA INC. / AMAYA GAMING GROUP INC.

2. Amendment of articles

2.1 Amendment of corporate name

Corporate name

☐    Designating number in lieu of a name

2.2 Other amendments

SEE ATTACHED SCHEDULES WHICH FORM AN INTEGRAL PART HEREOF

2.3 Date and time to assign to certificate, if any

Date                    Time

3. Correction of articles

3.1 Articles and certificate referred to by the correction

The articles of                      filed at the Business Register on                      contain illegal provisions, errors or irregularities. A certificate in connection with these articles was delivered by the Business Register on                      and at                     .

3.2 Requested corrections

3.3 Rights of shareholders and creditors

The requested corrections

☐    Do not violate rights of the shareholders;

☐    Do not violate rights of the creditors;

☐    Could violate rights of the shareholders;

☐    Could violate rights of the creditors

4. Signature

David Baazov

Name of director or authorized officer	Signature of director or authorized officer

SCHEDULE 1

OTHER PROVISIONS

As long as the Corporation remains a reporting issuer under the terms of the Business Corporations Act (Québec) (the “Act”) or has more than 50 shareholders, the directors of the Corporation may appoint, from time to time, one or more additional directors within the limits provided in the Act.

SCHEDULE 2

REPLACEMENT OF THE PREFERRED SHARES

WITH CONVERTIBLE PREFERRED SHARES

The class of Preferred Shares set forth in Schedule A attached to the Articles of Amendment of the Corporation, which were confirmed by Certificate of Amendment dated May 11, 2010, are cancelled as a class and replaced by Convertible Preferred Shares, having the rights, privileges, restrictions and conditions set forth below.

AMAYA GAMING GROUP INC.

PREFERRED SHARES

PREFERRED SHARES

The authorized share capital of the Corporation, as described in Section 5 of the Corporation’s Articles of Incorporation, as amended, is further amended as follows:

The currently authorized preferred shares in the share capital of the Corporation, as a class of shares of the Corporation, are hereby cancelled and replaced by the following Preferred Shares (the “Convertible Preferred Shares”), which shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Definitions

The following terms shall have the following meanings:

(a)	“Additional Shares” has the meaning ascribed thereto in Section 5;

(b)	“BlackRock” means BlackRock Financial Management, Inc.;

(c)	“BlackRock Group” means BlackRock, its affiliates and funds, clients as at the Issue Date and accounts managed or advised by BlackRock or its affiliates, to the extent BlackRock or its affiliates have control or direction over the securities of the Corporation held by such clients, funds or accounts;

(d)	“Board” means the Corporation’s board of directors;

(e)	“Business Day” means any day, other than a Saturday or Sunday, on which deposit-taking banks are open for commercial banking business in New York, USA and Montreal, Canada during normal banking hours;

(f)	“Close of Business” means 5:00 p.m. Montreal time;

(g)

“Closing Sale Price” of the Common Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the Toronto Stock Exchange, or if the Common Shares are not listed on the Toronto Stock Exchange, for the other principal national securities exchange on which the Common Shares are then listed or, if the Common Shares are not listed for trading on a securities exchange on the relevant date, the last quoted bid price for the Common Shares in the over-the-counter market on the relevant date. In the absence of such a quotation, the Closing Sale Price shall be the average of the mid-point of the last bid and ask prices for the Common Shares on the relevant date from (x) each of at least three nationally recognized independent investment banking firms selected by the Corporation for this purpose, if the Common Shares are listed on the Toronto Stock Exchange, or (y) each of at least three internationally recognized independent investment banking firms selected by the

Corporation for this purpose, if the Common Shares are listed on a securities exchange other than the Toronto Stock Exchange. The provisions of this paragraph shall apply mutatis mutandis to the determination of the Closing Sale Price in respect of any other relevant securities with respect to which the Closing Sale Price is to be determined pursuant to the terms hereof;

(h)	“Common Shares” means the common shares of the Corporation;

(i)	“Consolidated Net Debt” means, as of any date of determination, the consolidated Debt of the Corporation and its Subsidiaries less any unrestricted cash or cash equivalents reflected on the balance sheet of the Corporation (other than cash or cash equivalents that are or are derived from the proceeds of the transaction giving rise to such calculation or are or are derived from the proceeds of any Debt issuance or financing);

(j)	“Conversion Date” has the meaning ascribed thereto in Section 6(c);

(k)	“Conversion Ratio” means the number of Common Shares which shall be issued to the Holder of each Convertible Preferred Share upon exercise of the conversion rights as such number of Common Shares may be adjusted as provided for herein, it being understood that the Conversion Ratio in effect on the Issue Date shall be equal to the Initial Conversion Ratio;

(1)	“Conversion Ratio Adjustment Factor” means 1.03, as adjusted as provided herein;

(m)	“Convertible Preferred Shares” has the meaning set out in the recitals;

(n)	“Debt” means, with respect to the Corporation and its consolidated Subsidiaries, on any date of determination, any indebtedness of such person (excluding accrued expenses and trade payables and excluding contingent obligations in the ordinary course of business): (1) in respect of borrowed money; (2) evidenced by bonds, notes, debentures or similar instruments for which such person is responsible or liable; (3) representing reimbursement obligations in respect of letters of credit, bankers’ acceptances or similar instruments (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of incurrence), in each case only to the extent that the underlying obligation in respect of which the instrument was issued would be treated as Debt; (4) representing capital lease obligations (to the extent classified or accounted for in accordance with the Corporation’s applicable accounting principles as a capitalized or similar expense); (5) representing the deferred and unpaid balance (other than trade payables) of the purchase price of any property or services due more than one year after such property is acquired or such services are completed, where the deferred payment is arranged primarily as a means of raising financing; and/or (6) representing net obligations in respect of hedging agreements or arrangements or such person designed to manage interest rate, currency or commodity prices fluctuations and risk (“Hedging Obligations”); in each case without double-counting and if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability on the consolidated balance sheet (excluding the notes thereto) of the Corporation in accordance with IFRS;

(o)	“Effective Date” means the date on which a Fundamental Change event occurs or becomes effective (as determined in good faith by the Board) except that, as used in Section 6(e)(i), Effective Date means the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable;

(p)	“Ex-Date,” when used with respect to any issuance, dividend or distribution on the Common Shares, means the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution from the Corporation or, if applicable, from the seller of the Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

(q)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and as applicable as at the date hereof;

(r)	“Fundamental Change” shall be deemed to have occurred at any time after the issue Date if any of the following occurs:

(i)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act (other than the Corporation, its Subsidiaries, the GSO Group, the BlackRock Group or any holder of more than 10% of the Common Shares on the Issue Date) has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the voting power in the aggregate of all classes of capital stock then outstanding entitled to vote generally in elections of the Corporation’s directors;

(ii)	the consummation of (A) any recapitalization, reclassification or change of the Common Shares (other than changes resulting from a share split or combination) as a result of which Common Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger pursuant to which Common Shares would be converted into cash, securities or other property; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Corporation and its subsidiaries, taken as a whole, to any person other than one of the Corporation’s subsidiaries; provided, however, that any merger or amalgamation with a wholly-owned subsidiary or solely for the purpose of changing the Corporation’s jurisdiction of incorporation to Canada, any province thereof, the United States of America, any state thereof or the District of Columbia, and resulting in a reclassification, conversion or exchange of outstanding Common Shares solely into common shares of the surviving entity, shall not be a Fundamental Change;

(iii)	the Common Shares (or other common shares underlying the Convertible Preferred Shares) cease to be listed or quoted on any of the Toronto Stock Exchange, New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the Main Market of the London Stock Exchange (or any of their respective successors); or

(iv)	the Corporation’s shareholders approve any plan or proposal for its Liquidation;

provided that no Fundamental Change shall be deemed to have occurred in the event that the Corporation exercises its right of mandatory conversion pursuant to Section 5(g).

(s)	“Fundamental Change Notice” has the meaning ascribed thereto in Section 5 below;

(t)	“Group” means the Corporation and its Subsidiaries;

(u)	“GSO” means GSO Capital Partners LP;

(v)	“GSO Group” means GSO, its affiliates and funds and accounts managed or advised by GSO or its affiliates, to the extent GSO or its affiliates have control or direction over the securities of the Corporation held by such funds or accounts;

(w)	“Holders” means a holder of record of Convertible Preferred Shares;

(x)	“IFRS” means the International Financial Reporting Standards as promulgated by the International Accounting Standards Board (or any successor or agency), as in effect from time to time;

(y)	“Initial Conversion Price” means CDN$24;

(z)	“Initial Conversion Ratio” means the ratio calculated by dividing the Initial Liquidation Preference by the Initial Conversion Price;

(aa)	“Initial Liquidation Preference” means, with respect to each Convertible Preferred Share, CDN$1,000.00;

(bb)	“Issue Date” means the date of issuance of the Convertible Preferred Shares;

(cc)	“Leverage Ratio Test” has the meaning ascribed thereto in Section 8(a)(i);

(dd)	“Liquidation” means the liquidation, winding-up or dissolution of the Corporation or any distribution of substantially all of its assets;

(ee)	“Liquidation Preference” means the liquidation preference provided at Section 9;

(ff)	“LTM EBITDA” means, for any LTM Period, with respect to the Corporation and its Subsidiaries (taken together on a consolidated basis (as determined in accordance with IFRS)), the net income (or loss), plus, to the extent deducted in arriving at such net income (loss), (without duplication);

(1)	all depreciation and amortization expense for such period;

(2)	all provision for or payment of taxes on income, profits or capital for such period;

(3)	all interest expense and other financing cost and expenses for such period;

(4)	the aggregate amount of all other non-cash charges, expenses or fosses reducing net income (loss) during such period including without limitation non-cash write-downs and/or impairment of long-lived assets (excluding any such non-cash charge, expense or loss to the extent it represents an accrual of or reserve for cash charges in any future period) less the aggregate amount of all other non-cash charges, expenses or losses increasing net income (loss) during such period (excluding any such non-cash charge, expense or loss to the extent it represents a receipt of cash in any future period);

(5)	any extraordinary expenses and losses (and minus any extraordinary gains);

(6)	any loss from discontinued operations (and minus any income from discontinued operations);

(7)	any loss from non-current assets held for sale (and minus any income from non-current assets held for sale);

(8)	transaction fees and expenses related to any Permitted Acquisitions; and

(9)	settlement, severance and retention payments with respect to employees of the Corporation incurred in connection with Permitted Acquisitions;

as determined in accordance with IFRS in the case of (1), (2), (3), (5), (6) and (7) above;

(gg)	“LTM Period” has the meaning ascribed thereto in Section 8(a)(i);

(hh)	“Mandatory Conversion” means the mandatory conversion provided at Section 10;

(ii)	“Mandatory Conversion Date” has the meaning ascribed thereto in Section 10(b);

(jj)	“Open of Business” means 9:00 a.m. Montreal time;

(kk)	“Price/Liquidity Conditions” has the meaning ascribed thereto in Section 10(a);

(ll)	“Permitted Acquisitions” means any acquisition which is permitted pursuant to Section 8(a)(iii);

(mm)	“Permitted Debt” means

(1) Debt of one or more members of the Group under the Senior Secured Credit Facilities entered into by certain members of the Group and inter alia Deutsche Bank AG Mew York Branch, Barclays Bank PLC and Macquarie Capital USA on or about the Issue Date (the “Senior Secured Credit Facilities”; as the same may be refinanced, replaced, amended, restated or modified from time to time) in an aggregate amount at any time outstanding not to exceed US$2.9 billion (or foreign currency equivalent thereof);

(2) Debt of one or more members of the Group to the extent outstanding on or committed and available as of the Issue Date after giving effect to the Transactions (and any amendment, modification, replacement or refinancing of such existing Debt not increasing the principal amount thereof);

(3) Debt under Hedging Obligations entered into for bona fide hedging purposes of one or more members of the Group not for the purpose of speculation;

(4) Debt of the Corporation owed to a Subsidiary and Debt of any Subsidiary owed to the Corporation or any other Subsidiary; provided, however, that upon arty such Subsidiary ceasing to be a Subsidiary or such Indebtedness being owed to any person other than the Corporation or a Subsidiary, the Group shall be deemed to have incurred Debt not permitted by this clause (4);

(5) Debt in respect of bid, performance or surety bonds issued for the account of a member of the Group in the ordinary course of business, including guarantees or obligations of a member of the Group with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(6) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five Business Days of incurrence;

(7) Debt arising in connection with endorsement of instruments for deposit in the ordinary course of business; and

(8) Debt arising in connection with Permitted Acquisitions (whether previously existing at the target of such Permitted Acquisition or incurred in contemplation thereof); provided that the aggregate principal amount of Debt incurred pursuant to this clause (8) shall not exceed US$250 million (or foreign currency equivalent thereof) at any one time outstanding.

(nn)	“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Common Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board or a duty authorized committee thereof, statute, contract or otherwise);

(oo)	“Recurring Conversion Ratio Adjustment” has the meaning ascribed thereto in Section 7(a);

(pp)	“Reference Property” has the meaning ascribed thereto in Section 6(j);

(qq)	“Registration Rights Agreement” means the agreement entered into by the Corporation to qualify any sale of registrable securities held by the GSO Group or the BlackRock Group under the terms of a prospectus or registration statement, as applicable, in accordance with the terms and conditions of such agreement;

(rr)	“Reorganization Event” has the meaning ascribed thereto in Section 6(j);

(ss)	“Special Rights End Date” has the meaning ascribed thereto in Section 5;

(tt)	“Stock Price” means (i) if holders of Common Shares receive in exchange for their Common Shares only cash in the transaction constituting a Fundamental Change, the cash amount paid per share or (ii) otherwise, the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding, but excluding, the Effective Date of the Fundamental Change;

(uu)	“Subsidiary” means any subsidiary of the Corporation consolidated with the Corporation for purpose of and in accordance with IFRS, and including for the avoidance of doubt Cadillac Jack, Inc. and Oldford Group Limited and their respective subsidiaries;

(vv)	“Trading Day” means a day during which trading in the Common Shares generally occurs on the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, on the principal other national securities exchange on which the Common Shares are then listed or, if the Common Shares are not listed on a national securities exchange, on the principal other market on which the Common Shares are then listed or admitted for trading. If the Common Shares are not so listed or traded. Trading Day means a Business Day;

(ww)	“Transactions” means the acquisition by Subsidiaries of the Corporation of Oldford Group Limited and the related financing and refinancing transactions as contemplated by the Senior Credit Facilities; and

(xx)	“VWAP” means the volume weighted average trading price of the Common Shares (or other relevant securities with respect to which VWAP is being determined) calculated by dividing the total value by the total volumes trading during the relevant period if the Toronto Stock Exchange is the principal securities exchange on which the Common Shares are listed at the relevant time. Otherwise, VWAP shall have the meaning given to it by the principal national securities exchange on which the Common Shares (or other relevant securities with respect to which VWAP is being determined) are listed at the relevant time (and in the absence thereof, VWAP shall mean the Closing Sale Price).

2.	Creation of Convertible Preferred Shares; Ranking

(a)	There shall be created a series of preferred shares designated as “Class A Convertible Preferred Shares” and the authorized number of shares of Convertible Preferred Shares shall be 1,139,356. Convertible Preferred Shares that are purchased or otherwise acquired by the Corporation, or that are converted into Common Shares, shall be cancelled.

(b)	The Convertible Preferred Shares, with respect to rights upon the Liquidation, shall rank: (i) senior to all Common Shares; and (ii) on parity with other Convertible Preferred Shares, in each case as provided more fully herein.

3.	Dividends

The Holders shall not be entitled to receive any dividends on the Convertible Preferred Shares.

4.	Voting Rights

The Holders shall have no right to receive notice of, attend or vote at any meeting of shareholders of the Corporation except (i) for amendments to the terms of the Convertible Preferred Shares, which require the consent of Holders of at least 66 2⁄3% of the outstanding Convertible Preferred Shares (to the extent such amendment is permitted by the Québec Business Corporations Act), provided that as long as GSO Group holds at least 50% of the Convertible Preferred Shares issued to GSO Group on the Issue Date or BlackRock Group holds at least 50% of the Convertible Preferred Shares issued to BlackRock Group on the Issue Date, the amendments to any terms of the Convertible Preferred Shares relating to the Recurring Conversion Ratio Adjustment, the Liquidation Preference, the Initial Conversion Ratio, the Mandatory Conversion or this provision shall also require the prior written consent of GSO or BlackRock, or both (as applicable), and (ii) as otherwise required by the Québec Business Corporations Act, by law or as may be required by an order of a Court of competent jurisdiction.

5.	Special Rights Upon a Fundamental Change

(a)	The Corporation must give notice (a “Fundamental Change Notice”) of each Fundamental Change to all Holders no later than 20 Business Days prior to the anticipated Effective Date of the Fundamental Change (determined in good faith by the Board) or, if not practicable because the Corporation is unaware of the Fundamental Change, as soon as reasonably practicable but in any event no later than five (5) Business Days after the Corporation becomes aware of such Fundamental Change. If a Holder converts its Convertible Preferred Shares pursuant to Section 6 below at any time during the period beginning at the Open of Business on the Trading Day immediately following the Effective Date and ending at the Close of Business on the 30th Trading Day immediately following such Effective Date (the “Special Rights End Date”), the Corporation shall deliver to the converting Holder, for each Convertible Preferred Share surrendered for conversion, the greater of:

(i)	a number of Common Shares equal to the sum of (A) the Conversion Ratio and (B) the number of Additional Shares determined pursuant to Section 5(c) below; and

(ii)	a number of Common Shares equal to the Conversion Ratio which will be increased to equal (A) the Initial Liquidation Preference adjusted to take into account any Conversion Ratio adjustments since the Issue Date up to the relevant Conversion Date (including pursuant to Section 9(a)(1) hereof), divided by (B) the VWAP of the Common Shares for the five consecutive Trading Days ending on the third Business Day prior to such settlement date, Notwithstanding the foregoing, the Conversion Ratio as adjusted as described in, and for the purposes of, this Section 5(a)(ii) will not exceed the amount calculated as the Liquidation Preference, adjusted to take into account any Conversion Ratio adjustments since the Issue Date up to the relevant Conversion Date (including pursuant to Section 9(a)(i) hereof), divided by 50% of CDN$20 (being the reference stock price).

(b)	The Fundamental Change Notice shall be given by first-class or registered mail to each Holder of Convertible Preferred Shares, at such Holder’s address as the same appears on the books of the Corporation. Each such notice shall state (i) the anticipated Effective Date; (ii) that the Special Rights End Date is the 30th Trading Day immediately following the Effective Date; (iii) the name and address of the Transfer Agent; and (iv) the procedures that Holders must follow to exercise their conversion right pursuant to this Section 4.

(c)	The number of additional Common Shares to be added to the Conversion Ratio per Convertible Preferred Share (the “Additional Shares”) as set forth in Section 5(a)(i) above shall be determined by reference to the table below, based on the Effective Date and the Stock Price. If holders of Common Shares receive in exchange for their Common Shares only cash in the event of a Fundamental Change, the Stock Price shall be the cash amount paid per share. Otherwise, the Stock Price shall be the VWAP of Common Shares on the five Trading Days immediately preceding, but excluding, the Effective Date.

(d)	The Stock Prices set forth in the table above will be adjusted as of any date on which the Conversion Ratio is adjusted. The adjusted Stock Prices will be equal to the Stock Prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Ratio immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Ratio as so adjusted. The number of Additional Shares in the table above will be adjusted in the same manner and at the same time as the Conversion Ratio as set forth under Section 6.

(e)	The exact Stock Price and Effective Date may not be set forth on the table above, in which case:

(i)	if the Stock Price is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the number of Additional Shares shall be determined by straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Prices or the earlier and later Effective Dates, as applicable, based on a 365-day year;

(ii)	if the Stock Price is in excess of CDN$100 per share (subject to adjustment in the same manner as the Stock Prices), no Additional Shares will be added to the Conversion Ratio in excess of the Additional Shares that would be added if the Stock Price was CDN$100 per share (subject to adjustment in the same manner as the Stock Prices); and

(iii)	if the Stock Price is less than CDN$10 per share (subject to adjustment in the same manner as the Stock Prices), no Additional Shares will be added to the Conversion Ratio in excess of the Additional Shares that would be added if the Stock Price was CDN$10 per share (subject to adjustment in the same manner as the Stock Prices).

(f)	Whenever any provision herein requires the Corporation to calculate the Closing Sale Prices or the Stock Prices for purposes of a Fundamental Change or a dividend payment made in Common Shares over a span of multiple days, the Board shall make appropriate adjustments to each to account for any adjustment to the Conversion Ratio that becomes effective, or any event requiring an adjustment to the Conversion Ratio where the Record Date of the event occurs, at any time during the period when such Closing Sale Prices or Stock Prices are to be calculated.

(g)	In the event that the Corporation enters into a merger agreement, a scheme of arrangement or other similar agreement approved by the Board of the Corporation as part of which the Corporation shall merge with a surviving corporation and, as a result of such merger or scheme of arrangement or other agreement, (i) all outstanding Common Shares shall be cancelled and (ii) holders of Common Shares shall be entitled to receive consideration payable wholly in cash (or any other substantially similar merger or sale transaction with substantially similar economic effect), the Corporation shall have a right to exercise the mandatory conversion under Section 10 with respect of the Convertible Preferred Shares notwithstanding that the Liquidity Condition under Section 10(a)(ii) is not at such time met, provided that all other conditions for exercise of the right of mandatory conversion under Section 10 are at such time met and the Holders upon conversion of the Convertible Preferred Shares into Common Shares shall be entitled to participate in the relevant merger, scheme of arrangement or other agreement on the same terms as other holders of Common Shares and Holders shall receive the same consideration payable in connection with such transaction.

6.	Conversion Rights and Anti-Dilution Provisions

(a)	Subject to the terms and conditions hereof, each Holder shall have the right, at any time and from time to time, at the Holder’s discretion, to convert, in whole or in part, its Convertible Preferred Shares into such number of fully paid and non-assessable Common Shares equal to the Conversion Ratio then in effect.

(b)	No fractional Common Shares shall be issued upon conversion of the Convertible Preferred Shares. All such conversions shall be rounded up or down, as the case may be, to the nearest whole Common Share.

(c)

The conversion privilege herein provided for may be exercised by notice in the form attached hereto as Schedule 6(c) given to the Corporation at least 10 days prior to the date of conversion (provided that in the event of the occurrence of a Fundamental Change or a dividend or other distribution in respect of Common Shares such notice period shall be such shorter period as may be necessary in order to allow Holders to participate in the transaction which has given rise to such Fundamental Change as a holder of Common Shares or the applicable dividend or distribution as a holder of Common Shares) accompanied by a certificate or certificates representing the Convertible Preferred Shares in respect of which the Holder thereof desires to exercise such right of conversion. Such notice shall be signed by the Holder in respect of which such right is being exercised and shall specify the number of Convertible Preferred Shares which the Holder desires to have converted and the date of such conversion, which shall be at least 10 days after receipt of such notice by the Corporation (the “Conversion Date”). On the Conversion Date, the Convertible Preferred Shares which the Holder desires to have converted shall be irrevocably cancelled and the corresponding Common Shares issued, and the Corporation shall issue certificates representing fully paid Common Shares upon the basis herein prescribed and in accordance with the provisions hereof to the Holder represented by the certificate or certificates accompanying such notice. Such conversion shall be deemed to have been made on the Conversion Date, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date. If less than all of the Convertible Preferred Shares represented by any certificate are to be converted, the Holder shall be entitled to receive a new certificate for the Convertible Preferred Shares representing the shares comprised in the original certificate which are not to be converted, provided that to the extent the relevant Convertible Preferred Shares are represented by one or more global certificates, unless the conversion right is exercised in respect of all Convertible Preferred Shares represented by such global certificate, such certificates shall not be cancelled and the exercise of the conversion right shall instead be annotated on the relevant global certificate.

(d)	All Convertible Preferred Shares that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the Holders thereof to receive Common Shares in exchange therefor. Any Convertible Preferred Shares so converted shall be retired and cancelled.

(e)	The Conversion Ratio will be adjusted, without duplication, upon the occurrence of any of the following events:

(i)	If the Corporation issues Common Shares as a dividend or distribution on substantially all of its Common Shares, or if the Corporation effects a share split or share combination, the Conversion Ratio will be adjusted based on the following formula:

CR1	=	CR0	×	OS1
OS0

where,

CR0	=	the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution, or immediately prior to the Open of Business on the Effective Date of such share split or share combination, as the case may be;

CR1	=	the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date of such share split or share combination, as the case may be;

OS0	=	the number of Common Shares outstanding immediately prior to the Close of Business on the Record Date for such dividend or distribution, or immediately prior to the Open of Business on the Effective Date of such share split or share combination, as the case may be; and

OS1	=	the number of Common Shares outstanding immediately after giving effect to such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this Section 6(e)(i) shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this Section 6(e)(i) is declared but not so paid or made, the Conversion Ratio shall be immediately readjusted, effective as of the date the Board determines not to pay such dividend or distribution, to the Conversion Ratio that would then be in effect if such dividend or distribution had not been declared.

(ii)	If the Corporation (a) issues or sells to any person (whether for cash consideration, non-cash consideration or no consideration) any Common Shares at a price per share that is less than 90% of the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the first public announcement of the terms of the issuance or sale of Common Shares to be issued or sold (provided that no such adjustment needs to be made if the issue or sale price per Common Share is CDN$50 or greater (as the same may be adjusted for any share splits or share combinations)) or (b) distributes, issues or sells to any person any rights, options or warrants entitling such person to purchase or subscribe for Common Shares at a price per share that is less than 90% of the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day (x) immediately preceding the Ex-Date of such distribution or (y) immediately preceding the first public announcement of the terms of the issuance or safe of such rights, options or warrants, the Conversion Ratio will be increased based on the following formula:

CR1	=	CR0	×	(OS0 + X)
(OS0 + Y)

where,

CR0	=	the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such distribution or immediately prior to the first public announcement with respect to such issuance or sale (as applicable);

CR1	=	the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such distribution or immediately after the first public announcement with respect to such issuance or sale (as applicable);

OS0	=	the number of Common Shares outstanding immediately prior to the Close of Business on the Record Date for such distribution or immediately prior to the first public announcement with respect to such issuance or sale (as applicable);

X	=	the total number of Common Shares to be issued or the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y	=	the aggregate price paid for such Common Shares or payable to exercise such rights, options or warrants, divided by the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date of such distribution or the first public announcement with respect to such issuance or sale.

Any increase made under this Section 6(e)(ii) will be made successively whenever any such Common Shares, rights, options or warrants are distributed, issued or sold and shall become effective immediately after the Close of Business on the Record Date for such distribution or the announcement date with respect to such issuance or sale (as applicable). To the extent that Common Shares are not delivered (after the expiration of such rights, options or warrants or otherwise), the Conversion Ratio shall be readjusted, effective as of the date of such expiration or the date when the issuance or safe was contemplated to take place, to the Conversion Ratio that would then be in effect had the increase with respect to the issuance or sale of such Common Shares, rights, options or warrants or the distribution of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights, options or warrants are not so distributed, issued or sold or Common Shares are not so issued, or sold, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to make such distribution, issuance or sale to be the Conversion Ratio that would then be in effect if such Record Date for such distribution or the announcement in respect of such issuance or sale had not occurred. If the relevant rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Ratio shall not be adjusted until the triggering events occur.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Common Shares at a price less than 90% of such VWAP of the Common Shares for the applicable 5 consecutive Trading Day period, there shall be taken into account any consideration received by the Corporation for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board, which determination shall be final, absent manifest error.

(iii)	If the Corporation distributes shares of its capital stock, evidences of its indebtedness or its other assets, securities or property or rights, options or warrants to acquire shares of its capital stock or other securities, to all or substantially all holders of Common Shares, excluding:

(A)	dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 6(e)(1) or Section 6(e)(ii) above;

(B)	dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to (or a cash amount paid pursuant to the last paragraph of) Section 6(e)(iv) below; and

(C)	spin-offs as to which the provisions set forth in the last two paragraphs of this Section 6(e)(iii) shall apply,

then the Conversion Ratio will be increased based on the following formula:

CR1	=	CR0	×	SP0
SP0 – FMV

where,

CR0	=	the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such distribution;

CR1	=	the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such distribution;

SP0	=	the VWAP of the Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such distribution; and

FMV	=	the fair market value as of the Record Date for such distribution (as determined by using the difference between (i) the VWAP of Common Shares over 5 consecutive Trading Day period immediately preceding, but excluding, the Ex-Date for such distribution, and (ii) the VWAP of Common Shares over 5 consecutive Trading Day period starting on the Ex-Date for such distribution) of the Corporation’s shares, evidences of indebtedness, assets, securities, property, rights, options or warrants distributed with respect to each outstanding Common Share.

Any increase made under the portion of this Section 6(e)(iii) above will become effective immediately after the Close of Business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to pay the distribution, to be the Conversion Ratio that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if “FMV” (as defined above; provided that to the extent the Corporation has received a third party valuation opinion from an investment bank or accounting firm setting out the fair market value (however designated) of the distributed shares, evidences of indebtedness, assets, securities, property, rights, options or warrants, the “FMV” for the purposes of this paragraph shall be the fair market value determined by such opinion if greater than “FMV” as defined above) is equal to or greater than “SP0”(as defined above), in lieu of the foregoing increase, each Holder shall receive, for each Convertible Preferred Share, at the same time and upon the same terms as holders of Common Shares, the amount and kind of its shares, evidences of the Corporation’s indebtedness, its oilier assets, securities or property or rights, options or warrants to acquire its shares or other securities that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Ratio in effect on the Record Date for the distribution.

With respect to an adjustment pursuant to this Section 6(e)(iii) where there has been a payment of a dividend or other distribution on Common Shares consisting solely of shares of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit where such shares or similar equity interest is, or will be when issued, listed or admitted for trading on a Canadian, U.K. or U.S. national securities exchange, which is referred to as a “spin-off,” the Conversion Ratio will be increased based on the following formula:

CR1	=	CR0	×	FMV + MP0
MP0

where,

CR0	=	the Conversion Ratio in effect immediately prior to the Close of Business on the fifth Trading Day immediately following, and including, the Ex-Date for the spin-off;

CR1	=	the Conversion Ratio in effect immediately after the Close of Business on the fifth Trading Day immediately following, and including, the Ex-Date for the spin-off;

FMV	=	the VWAP of the shares or similar equity interest distributed to holders of Common Shares applicable to one Common Share over the 5 consecutive Trading Day period immediately following, and including, the Ex-Date for the spin-off; and

MP0	=	the VWAP of the Common Shares over the 5 consecutive trading-day period immediately following, and including, the Ex-Date for the spin-off.

The adjustment to the Conversion Ratio under the preceding paragraph shall become effective at the Close of Business on the 5th Trading Day immediately following, and including, the Ex-Date for the spin-off; provided that, for purposes of determining the Conversion Ratio, in respect of any conversion during the 5 Trading Days following, and including, the Ex-Date of any spin-off, references within the portion of this Section 6(e)(iii) related to “spin-offs” to 5 consecutive Trading Days shall be deemed to be replaced with such lesser number of consecutive Trading Days as have elapsed between the Ex-Date of such spin-off and the relevant conversion date.

(iv)	If the Corporation pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of Common Shares, (excluding any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, any cash distributed in a Reorganization Event and any dividend or distribution in connection with the Corporation’s Liquidation) the Conversion Ratio will be increased based on the following formula:

CR1 = CR0 x	SP0
SP0 - C

where,

CR0	=	the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution;

CR1	=	the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such dividend or distribution;

SP0	=	the VWAP of the Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such dividend or distribution; and

C	=	the amount in cash per Common Share distributed by the Corporation to all or substantially all holders of Common Shares.

Any increase pursuant to this Section 6(e)(iv) shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to pay such dividend or make such distribution, to be the Conversion Ratio that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder shall receive, for each Convertible Preferred Share, at the same time and upon the same terms as holders of Common Shares, the amount of cash that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Ratio on the Record Date for such cash dividend or distribution.

(v)

If the Corporation or any of its subsidiaries makes a payment in respect of a tender offer or exchange offer (i.e. issuer bid) for Common Shares and the cash and value of any other consideration included in the payment per Common Share exceeds the VWAP of the Common Shares over the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Ratio will be increased based on the following formula:

CR1 = CR0 x	AC + (SP1 x OS1)
OS0 x SP1

where,

CR0	=	the Conversion Ratio in effect immediately prior to the Close of Business on the last Trading Day of the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1	=	the Conversion Ratio in effect immediately after the Close of Business on the last Trading Day of the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board, which determination shall be final, absent manifest error) paid or payable for shares purchased in such tender or exchange offer;

OS0	=	the number of Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=

the number of Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1	=	the VWAP of the Common Shares over the 5 consecutive Trading Day period commencing on, and including, the Trading Day immediately succeeding the date such tender or exchange offer expires.

The increase to the Conversion Ratio under the preceding paragraph will occur at the Close of Business on the 5th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Ratio, in respect of any conversion during the 5 Trading Days immediately following, and including, the Trading Day next succeeding the date that any such tender or exchange offer expires, references within this Section 6(e)(v) to 5 consecutive Trading Days shall be deemed to be replaced with such lesser number of consecutive Trading Days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date.

In the event that the Corporation is, or one of its subsidiaries is, obligated to purchase Common Shares pursuant to any such tender offer or exchange offer, but the Corporation is, or such subsidiary is, permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Ratio shall be readjusted to be such Conversion Ratio that would then be in effect if such tender offer or exchange offer had not been made.

(f)	The Corporation will not be required to adjust the Conversion Ratio for any of the transactions described in Sections 6(e)(ii) through 6(e)(iv) above (other than for share splits or share combinations) if the Corporation makes provision for each Holder to participate in the transaction, at the same time as holders of Common Shares participate, without conversion, as if such Holder held a number of Common Shares equal to the Conversion Ratio in effect on the Record Date, announcement date or Ex-Date, as the case may be, for such transaction, multiplied by the number of Convertible Preferred Shares held by such Holder. Any such participation by Holders will be subject to the approval of the Toronto Stock Exchange, or if the Common Shares are not listed on the Toronto Stock Exchange the approval of such other principal national securities exchange on which the Common Shares are listed.

(g)	Notwithstanding anything herein to the contrary, the Corporation will not adjust the Conversion Ratio pursuant to Section 6(e) unless the adjustment would result in a change of at least 1% in the Conversion Ratio then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of, and together with, the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to a change of at least 1% in such Conversion Ratio; provided however, that the Corporation shall make such carried-forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (i) on December 31 of each year, (ii) on the Conversion Date for any converted Convertible Preferred Shares, (iii) upon the occurrence of a Fundamental Change and (iv) in the event that the Corporation exercises its mandatory conversion right pursuant to Section 10. Adjustments to the Conversion Ratio will be calculated to the nearest 1/10,000th. No adjustment to the Conversion Ratio will be made pursuant to Sections 6(e)(ii), (iii) and (iv) above if Holders may participate, at the same time, upon the same terms and otherwise on the same basis as holders of Common Shares and solely as a result of holding Convertible Preferred Shares, in the transaction that would otherwise give rise to such adjustment as if they held, for each Convertible Preferred Share, a number of Common Shares equal to the maximum Conversion Ratio then in effect.

(h)	The Conversion Ratio will not be adjusted:

(i)

Upon issuance of Common Shares pursuant to any present or future employee benefit or other incentive plan providing for the reinvestment of dividends or interest payable on the Corporation’s shares, securities or evidences of indebtedness and the investment of additional optional amounts in Common Shares under any plan which (x) is in compliance with the Toronto Stock Exchange rules and the rules and regulations of any other exchange on which the Corporation’s shares are listed and (y) provides that the exercise price of the applicable options or other security or rights granted thereunder is equal to or greater than a price at or near the applicable closing price on the business day prior to the grant thereof (it being understood that a price which is 90% or greater than the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date of such distribution or applicable date of such grant shall be a exercise price compliant with this clause (y)) (such a plan or program in compliance with both clauses (x) and (y), a “Compliant Plan”);

(ii)	Upon issuance of any Common Shares or rights or warrants to purchase Common Shares pursuant to any present or future employee benefit or other incentive plan or program assumed by the Corporation or any of its subsidiaries. Following such assumption, any grant of any Common Shares or rights or warrants to purchase Common Shares shall be pursuant to any present or future Compliant Plan; or

(iii)	Upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date.

(i)	If the Corporation has in effect a rights plan while any Convertible Preferred Shares remain outstanding, Holders will receive, upon a conversion of their Convertible Preferred Shares, in addition to Common Shares, a corresponding number of rights in accordance with the rights plan. However, if prior to any conversion, the rights have separated from the Common Shares in accordance with the provisions of the applicable rights plan so that Holders would not be entitled to receive any rights in respect of Common Shares delivered upon conversion of the Convertible Preferred Shares, the Conversion Ratio will be adjusted at the time of separation as if the Corporation had distributed to all holders of Common Shares, shares of the Corporation, evidences of indebtedness, assets, securities, property, rights, options or warrants as described in Section 6(e)(iii) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. Any distribution of rights pursuant to a rights plan that would allow Holders to receive, upon conversion, in addition to any Common Shares, the rights described therein (unless such rights have separated from the Common Shares) shall not constitute a distribution of rights that would entitle Holders to an adjustment to the Conversion Ratio.

(j)	In the case of:

(A)	any recapitalization, reclassification or change of Common Shares (other than changes resulting from a share split or combination),

(B)	any consolidation, amalgamation, merger or combination involving the Corporation,

(C)	any sale, lease or other transfer to a third party of the Corporation’s consolidated assets and subsidiaries substantially as an entirety, or

(D)	any statutory share exchange of the Corporation’s securities with another person (other than in connection with a consolidation, amalgamation, merger or combination falling within paragraph (B) above), in each case, as a result of which Common Shares are converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a “Reorganization Event”), then, at and after the effective time of the Reorganization Event, the right to convert each Convertible Preferred Share into Common Shares will be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Common Shares equal to the Conversion Ratio immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event (such stock, securities or other property or assets, “Reference Property”). In the event holders of Common Shares have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Reference Property into which the Convertible Preferred Shares will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such an election. The Corporation may not become a party to any such Reorganization Event unless its terms are consistent with this Section 6(j). Notwithstanding Section 6(e), no adjustment to the Conversion Ratio will be made for any Reorganization Event to the extent shares, securities or other property or assets become the Reference Property receivable upon conversion of the Convertible Preferred Shares.

In these terms of the Convertible Preferred Shares, if Common Shares have been replaced by Reference Property as a result of any such Reorganization Event, references to Common Shares are intended to refer to such Reference Property.

(k)	Upon the occurrence of each adjustment or readjustment of the Conversion Ratio under this Section 6, the Corporation shall compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder, furnish or cause to be furnished to such Holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Ratio then in effect, and (iii) the number of Common Shares which then would be received upon the conversion of the Convertible Preferred Shares.

7.	Recurring Conversion Ratio Adjustment

(a)	In addition to the adjustments to the Conversion Ratio provided for in Section 6 above, the Conversion Ratio shall be adjusted every six (6) months from the Issue Date by multiplying the then in effect Conversion Ratio by the Conversion Ratio Adjustment Factor (the “Recurring Conversion Ratio Adjustment”).

(b)	If any conversion of the Convertible Preferred Shares or Liquidation of the Corporation occurs between Recurring Conversion Ratio Adjustment dates, the Conversion Ratio shall be adjusted pro rata for the days accrued since the last Recurring Conversion Ratio Adjustment date based on a 365-day year.

8.	Undertakings

(a)	The Corporation undertakes that it shall:

(i)	not incur, and not permit any of its Subsidiaries to incur, any Debt; provided that the Corporation and/or its Subsidiaries may incur (x) additional Debt if the ratio of (i) Consolidated Net Debt to (ii) the Corporation’s LTM EBITDA (in each case as of the then most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Debt is incurred (such applicable four fiscal quarter period, the “LTM Period”)) would have been 6.7 to 1.0 or less, in each case determined on a pro forma basis, including as if the additional Debt had been incurred and the application of proceeds therefrom had occurred at the beginning of such four quarter period (the “Leverage Ratio Test”) and/or (y) Permitted Debt (in the case of this clause (y), notwithstanding whether or not the Leverage Ratio Test referred to above is met);

(ii)	not issue any equity securities with a ranking pari passu or superior to the Convertible Preferred Shares;

(iii)	not, and not permit any of its Subsidiaries to, acquire any property, person or business (x) in the case of any single acquisition or series of related acquisition transactions, where the consideration payable in respect thereof is in excess of US$250 million or (y) if, since the Issue Date, the Group has already made acquisitions where the aggregate consideration in respect thereof is at least US$500 million (it being understood that (a) ordinary course acquisitions of inventory, equipment, material or other assets or property and (b) the completion of the Transactions shall not be deemed acquisitions for purposes of this provision), in each case, unless consented to by at least 66 2/3% of the Holders either (A) through a written instrument evidencing the Holders consent or (B) by a vote of the Holders at a meeting held and convened in accordance with the bylaws of the Corporation and the Québec Business Corporations Act;

(iv)	(x) not require a mandatory conversion if such mandatory conversion would require a regulatory filing or disclosure in respect of any Holder in excess of what is required for an institutional investor waiver in New Jersey; and (y) notify GSO and BlackRock in writing at least 60 days prior to taking any action (including, without limitation, making any application or filing) as a result of which any regulatory filing or disclosure would be required in respect of GSO Group or BlackRock Group in excess of what is required for an institutional investor waiver in New Jersey;

(v)	cooperate (including without limitation providing jurisdictional specific revenue, asset values and market share data) with Holders and their counsel (to the extent reasonably requested to do so) in connection with any anti-trust or competition filing, notification, review or analysis by such holder arising out of the Transactions and/or the conversion of any Convertible Preferred Shares or exercise of any related rights (and to the extent applicable, jointly or independently make appropriate filings with the applicable authority); it being understood that to the extent any such information would constitute material non-public or other price sensitive or confidential information such data may be provided on a counsel-to-counsel-only basis;

(vi)	within 15 months following the Issue Date, obtain and maintain a second listing of Common Shares on the New York Stock Exchange, NASDAQ or the Main Market of the London Stock Exchange (premium listing), provided that to the extent the Common Shares are listed on the London Stock Exchange, the Corporation shall procure that any Common Shares issued upon conversion, or exercise of rights under, the Convertible Preferred Shares or any other instruments convertible into Common Shares issued in connection with the Transactions are listed on the London Stock Exchange substantially concurrently with such conversion or exercise; the Corporation shall notify GSO and BlackRock in writing of its intention to make an application for such listing or registration at least 60 days prior to the date when the application is filed; and

(vii)	comply with the quarterly, annual and periodic public disclosure requirements of the TSX and all such reports shall be filed within the ordinary course time periods prescribed thereby without delay, and the Corporation shall comply with the Registration Rights Agreement. The Corporation shall also furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the US Securities Act.

To the extent the Corporation is in breach of the undertakings set out in paragraphs (i) or (ii) above, the Conversion Ratio Adjustment Factor shall be increased by 0.02 per annum (calculated pro rata for the period for which the Corporation has been in breach of the relevant undertaking in the relevant six-month period) for each year in which the Corporation is in breach of such undertaking and each undertaking so breached. To the extent the Corporation is in breach of the undertaking set out in paragraph (iii) above, the Conversion Ratio Adjustment Factor shall be increased by 0.04 per annum (calculated pro rata for the period for which the Corporation has been in breach of the undertaking in the relevant six-month period) for each year in which the Corporation is in breach of such undertaking. To the extent the Corporation is in material breach of any of the undertakings set out in paragraphs (iv), (v), (vi) or (vii) above, and does not cure such breach within 30 days of receipt of a written notice setting out the breach in reasonable detail, the Conversion Ratio Adjustment factor shall be increased by 0.06 per annum (calculated pro rata for the period for which the Corporation has been in breach of the relevant undertaking in the relevant six-month period) for each year in which the Corporation has been in material breach of such undertaking without curing same and each undertaking so breached. These undertakings shall cease to apply when GSO Group ceases to hold at least 50% of the Convertible Preferred Shares issued to GSO Group on the Issue Date and BlackRock Group ceases to hold at least 50% of the Convertible Preferred Shares issued to BlackRock Group on the Issue Date, The undertakings may be waived in writing, in whole or in part, by 66 2/3% of the Holders either (A) through a written instrument evidencing the Holders consent or (B) by a vote of the Holders at a meeting held and convened in accordance with the bylaws of the Corporation and the Québec Business Corporations Act.

(b)	Each Holder undertakes that, in the event that a gaming authority of any jurisdiction in which the Corporation currently or in the future conducts or proposes to conduct gaming operations requires that a Holder make a filing or disclosure not more extensive than that required for an institutional investor waiver in New Jersey, such holder agrees to provide reasonable cooperation to the Corporation with respect to such filing or disclosure. For the avoidance of doubt, this undertaking does not imply such Holder shall be obliged to make any regulatory filing or disclosure which would be required in respect of the relevant Holder in excess of what is required for an institutional investor waiver in New Jersey or that the Holder has any obligation to obtain the relevant institutional investor waiver or any other authorization, except for the obligation to provide reasonable cooperation as set out in the preceding sentence.

If (x) a Holder is in breach of the undertaking referred to above, and (y) the relevant Holder does not cure such breach within 30 days of receipt of a written notice setting out the breach in reasonable detail, in the event that the relevant Holder that was or is in breach exercises its right of conversion pursuant to Section 6 hereof or if the Convertible Preferred Shares are subject to the mandatory conversion pursuant to Section 10 hereof, the Conversion Ratio Adjustment Factor in respect of Convertible Preferred Shares held by such Holder shall, for the purposes of such conversion, be deemed to have been decreased by 0.01 per annum (calculated pro rata for the period for which the Holder has been in breach of the undertaking in the relevant semi-annual period) for each year in which the relevant Holder is in breach of such undertaking.

(c)	If any conversion of the Convertible Preferred Shares or Liquidation of the Corporation occurs before the adjustment pursuant to the paragraphs (a) and (b) above takes effect, the Conversion Ratio shall be adjusted pro rata for the period for which the Corporation or the Holder, as the case may be, has been in breach of the relevant undertaking.

9.	Liquidation Preference

(a)	In the event of any Liquidation of (he Corporation, whether voluntary or involuntary, each Holder shall be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its shareholders the greater of: (i) the Initial Liquidation Preference multiplied by an adjustment factor calculated by dividing the Conversion Ratio then in effect by the Initial Conversion Ratio, and (ii) the amount that the Holder would have been entitled to receive if the Convertible Preferred Shares were converted into Common Shares immediately prior to such Liquidation (the “Liquidation Preference”).

(b)	If, upon a Liquidation, the amount available for distribution among the Holders of all outstanding Convertible Preferred Shares is insufficient to permit the payment of the Liquidation Preference in full, then the amount available for distribution shall be distributed among the Holders of the Convertible Preferred Shares rateably in proportion to the relative Liquidation Preference of the Convertible Preferred Shares held by such Holders.

(c)	Neither the sale (for cash, shares, securities or other consideration) of all or substantially all the assets or business of the Corporation (other than in connection with the liquidation, winding-up or dissolution of the Corporation) nor the merger or consolidation of the Corporation into or with any other person shall be deemed to be a Liquidation for the purposes of this Section 9.

(d)	After the payment to the Holders of the Liquidation Preference provided for in this Section 9, the Holders as such shall have no right or claim to any of the remaining assets of the Corporation.

10.	Mandatory Conversion

(a)	At any time on or after the dale which is three (3) years from the Issue Date, the Corporation shall have the right, at its option, to give notice of its election to cause all or, subject to Section 10(b) below, part of the outstanding Convertible Preferred Shares to be automatically converted into that number of Common Shares for each Convertible Preferred Share to be so converted equal to the Conversion Ratio in effect on the Mandatory Conversion Date. The Corporation may exercise its right to cause a mandatory conversion pursuant to this Section 10 only if the following two (2) conditions are satisfied (the “Price/Liquidity Conditions”) (i) the Closing Sale Price of the Common Shares exceeds 175% of the Initial Conversion Price for at least 20 Trading Days (whether or not consecutive) in a period of 30 consecutive Trading Days, and (ii), save as provided for under Section 5(g) hereof, the average daily volume on any 20 Trading Days (whether or not consecutive) in the 30 consecutive Trading Day period referred to above is at least 1.75 million Common Shares (the “Liquidity Condition”); provided that the Corporation may only exercise such mandatory conversion, whether in whole or in part, if the applicable 30-day period in which the Price/Liquidity Conditions are satisfied has ended not more than 60 days before the Mandatory Conversion Date. Any forced conversion shall also be conditional upon (x) obtaining all required regulatory approvals (including relevant anti-trust approvals) and, to the extent applicable, receipt by GSO and BlackRock prior to the conversion or substantially concurrently with such conversion of all required institutional investor waivers or other gaming regulatory approvals required as a result thereof (it being understood that neither the GSO Group nor BlackRock Group shall have any obligation to make any regulatory filing or disclosure in excess of what is required for an institutional investor waiver in New jersey) and (y) the GSO Group, alter giving effect to such mandatory conversion, (i) owning (when taken together with other Common Shares of then held) less than 20% of the voting rights attached to the Corporation’s securities at the time of conversion, including any securities held by parties acting jointly or in concert with the GSO Group (calculated on a partially diluted basis) and (ii) not being in violation of its undertaking with the Toronto Stock Exchange dated on or around the Issue Date as a result of such mandatory conversion unless the compliance with this clause (y) is waived, or consented to, by both GSO and the Toronto Stock Exchange, Any partial conversion shall be applied on a pro rata basis in respect of all Convertible Preferred Shares.

(b)

The Corporation may only require a partial conversion of the outstanding Convertible Preferred Shares as provided in this Section 10 if (i) a mandatory conversion of all of the outstanding Convertible Preferred Shares would require the GSO Group or the BlackRock Group to make regulatory filings or disclosures in excess of what is required for an institutional investor waiver in New Jersey or (ii) a mandatory conversion of all of the outstanding Convertible Preferred Shares may not be exercised as a result of the condition under Section 10(a)(y) not being satisfied. In case of such partial mandatory conversion the Corporation shall be obliged to require conversion in respect of the maximum part of Convertible Preferred Shares that may converted without triggering the filing and disclosure requirements referred to in the previous sentence or without causing a breach of condition under Section 10(a)(y).

(c)	To exercise the mandatory conversion right described in Section 10(a), the Corporation must issue a press release for publication on any broadly disseminated news or press release service selected by the Corporation prior to the Open of Business on the fifth Trading Day following any date on which the conditions described in Section 10(a) above are met, announcing such a mandatory conversion. The Corporation shall also give notice by mail or by publication (with subsequent prompt notice by mail) to the Holders (not later than five Business Days after the date of the press release) of the mandatory conversion announcing the Corporation’s intention to convert the Convertible Preferred Shares. The conversion dale will be a date selected by the Corporation (the “Mandatory Conversion Date”) and will be no earlier than 30 and no later than 45 calendar days after the dale on which the Corporation issues the press release described in this Section 10(c).

(d)	In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion described in Section 10(c) shall state, as appropriate: (i) the Mandatory Conversion Date; (ii) whether the mandatory conversion applies to all or part of the outstanding Convertible Preferred Shares; and (iii) the number of Common Shares to be issued upon conversion of each Convertible Preferred Share.

(e)	On and after the Mandatory Conversion Date, all rights of Holders of such Convertible Preferred Shares shall terminate except for the right to receive the whole Common Shares issuable upon conversion thereof.

(f)	On the Mandatory Conversion Date, the Convertible Preferred Shares which the Corporation desires to have converted shall be irrevocably cancelled and the corresponding Common Shares issued, and the Corporation shall issue certificates representing fully paid Common Shares upon the basis herein prescribed and in accordance with the provisions hereof to each Holder entitled thereto. Such conversion shall be deemed to have been made on the Mandatory Conversion Date and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date.

11.	Reservation of Common Shares Issuable Upon Conversion

The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the then outstanding Convertible Preferred Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Convertible Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Convertible Preferred Shares, in addition to such other remedies as shall be available to the Holder of such Convertible Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging its best efforts to obtain the requisite Board and shareholder approval of any necessary amendment to its Articles.

12.	Transferability

The Convertible Preferred Shares will not be listed on any exchange but will be freely transferable at the option of a Holder, subject only to applicable securities laws limitations. All Common Shares issued in respect of Convertible Preferred Shares will be listed on the Toronto Stock Exchange or other principal national securities exchange and shall be freely transferable at the option of the Holder without restriction, subject only to applicable securities laws limitations.

13.	Other Provisions

(a)	Except as otherwise provided herein, all notices to be given hereunder with respect to the Convertible Preferred Shares shall be deemed to be validly given to the Holders if sent by facsimile transmission, first class mail, postage prepaid, by letter or circular addressed to such Holders at their addresses appearing in the Corporation’s registers and shall be deemed to have been effectively given, in the case of facsimile transmission, on the first Business Day following transmission, and, in the case of first class mail, postage prepaid, by letter or circular, on the third Business Day following the transmission or mailing. Error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Corporation to give or mail any notice due to any event beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

(b)	If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service which is communicated to the Corporation by the relevant postal service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the city of Montreal and in the city of New York (or in such of those cities as, in the opinion of the Corporation/Agent, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city. Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(c)	Any payment required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day and no interest on such payment will accrue or accumulate, as the case may be, in respect of such delay.

(d)	The Corporation shall be entitled to rely on the certificates of Holders with respect to their holdings of Convertible Preferred Shares, Common Shares or other instruments convertible into, or entitling the holder to delivery of Common Shares.

SCHEDULE 6(c)

FORM OF NOTICE OF CONVERSION

To:	AMAYA GAMING GROUP INC. (the “Corporation”)

This notice is given pursuant to Section 6(c) of the share terms (the “Share Terms”) attaching to the Convertible Preferred Shares represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Terms have the meanings ascribed to such words and expressions in such Share Terms.

The undersigned hereby notifies the Corporation that pursuant to the Share Terms and the conversion right referred to below, the undersigned desires to exercise its conversion privilege in respect of the following Convertible Preferred Shares in accordance with Article 6 of the Share Terms:

all share(s) represented by certificate no.                     ; or

                     share(s) only represented by certificate no.                     .

The undersigned hereby notifies the Corporation that the Conversion Date shall be                     .

NOTE:

The Conversion Date must be a Business Day and roust be at least 10 days (unless provided otherwise in the Share Terms) after the date upon which this notice is received by the Corporation. If no such Business Day is specified above, the Conversion Date shall be deemed to be the 10th day after the date on which this notice is received by the Corporation, or, if such date is not a Business Day, the first Business Day which follows such 10 day period.

The undersigned hereby represents and warrants to the Corporation that the undersigned has good title to. and owns, the Convertible Preferred Share(s) represented by this certificate free and clear of all liens, claims, encumbrances, security interests, hypothecs and adverse claims.

Date:

Signature of Shareholder

Name of Shareholder

NOTE: The information below must be completed and this notice, together with such additional documents as the Corporation may require, must be deposited with the Corporation at its registered office in the Province of Quebec. The Common Shares resulting from the conversion of the Convertible Preferred Shares will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the form appearing immediately below is duly completed.

Name of person in whose name Common Shares are to be registered, issued	Date:

or delivered (please print)

Street Address or P.O. Box	Signature of Shareholder

City, Province

REZ-128 (2014-05)

Certificat de modification

Loi sur les sociétés par actions (RLRQ, chapitre S-31.1)

J’atteste que la société par actions

GROUPE DE JEUX AMAYA INC.

et sa version

AMAYA GAMING GROUP INC.

a modifié ses statuts en vertu de la Loi sur les sociétés par actions afin de changer son nom et sa version pour

AMAYA INC.

et d’y intégrer les autres modifications mentionnées dans les statuts de modification ci-joints.

Le 28 novembre 2014

Déposé au registre le 28 novembre 2014 sous le numéro d’entreprise du Québec 1162017413. Registraire des entreprises

Revenu Québec

REZ-909 (2012-11) Page 1 de 1

Statuts de modification

Numéro d’entreprise du Québec (NEQ) :	1162017413

Loi sur les sociétés par actions, L.R.Q., c. S-31.1

1	Identification de la société

Nom de la société par actions

GROUPE DE JEUX AMAYA INC.

Version(s) du nom de la société dans une autre langue que le français, s’il y a lieu

AMAYA GAMING GROUP INC.

2	Modification des statuts

2.1	Modification relative au nom

Nom de la société par actions

AMAYA INC.

2.2	Autres modifications

The rights, privileges, restrictions and conditions pertaining to the Common Shares of the Corporation set forth in the schedule attached hereto are added to those set forth in Schedule A attached to the Articles of Amendment of the Corporation which were confirmed by Certificate of Amendment dated May 11, 2010.

2.3	Date et heure à attribuer au certificat, s’il y a lieu

Date         Heure

3	Correction des statuts

4	Signature

Nom de l’administrateur ou du dirigeant autorisé

David Baazov

Signature électronique de

David Baazov

Réservé à l’administration

Numéro de référence de la demande : 020200025780413

Désignation numérique :

Revenu Québec

[Unofficial Translation]

CERTIFICATE OF AMENDMENT

Business Corporations Act, CQLR c S-31.1

I hereby certify that the articles of the corporation Amaya Gaming Group Inc. were amended on November 28, 2014 pursuant to the Business Corporations Act, as described in the attached articles of amendment.

Filed at the Business Register on November 28, 2014 under the Quebec Enterprise Number 1162017413.

1. Corporate name

GROUPE DE JEUX AMAYA INC. / AMAYA GAMING GROUP INC.

2. Amendment of articles

2.1 Amendment of corporate name

AMAYA INC.

2.2 Other amendments

The rights, privileges, restrictions and conditions pertaining to the Common Shares of the Corporation set forth in the schedule attached hereto are added to those set forth in Schedule A attached to the Articles of Amendment of the Corporation which were confirmed by Certificate of Amendment dated May 11, 2010.

2.3 Date and time to assign to certificate, if any

Date             Time

3. Correction of articles

4. Signature

Name of director of authorized officer

David Baazov

Electronic signature of

David Baazov

SCHEDULE

Rights Privileges, Restrictions and Conditions Applicable to Common Shares – Redemption Provisions

(a)	For purposes of this Schedule, the following terms will have the meanings specified below:

i.	“Board” means the board of directors of the Corporation.

ii.	“Gaming” means the conduct of any gaming or gaming-related activities, including, without limitation, the provision of Internet gaming activities (including but not limited to, the operation of related platforms and the provision of software), the use, manufacture, sale or distribution of gaining devices, ticket technology, casino cage and casino credit equipment and services, and any related and associated equipment and services, and the provision of any type of services or equipment pursuant to a contract, agreement, relationship or otherwise with any holder or beneficiary of a Gaming License.

iii.	“Gaming Authority” means any international, foreign, federal, provincial, state, local, tribal and other regulatory and licensing body or agency with authority over Gaming.

iv.	“Gaming Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Gaming Authority required for, or relating to, the conduct of Gaming.

v.	“ownership” (and derivatives thereof) means (a) legal ownership as evidenced in the Corporation’s share register, (b) beneficial ownership pursuant to the definition of “beneficiary” in Section 2 of the Business Corporations Act (Quebec), as the same may be amended from time to time, or (c) the power to exercise control or direction over a security.

vi.	“person” means an individual, partnership, corporation, limited liability corporation, trust or any other entity.

vii.	“Redemption” has the meaning ascribed thereto in Section (e) of this Schedule.

viii.	“Redemption Date” means the date on which the Corporation will redeem and pay for the Shares pursuant to Section (e) of this Schedule. The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Gaming Authority requires that the Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Corporation will issue an amended Redemption Notice reflecting the new Redemption Date forthwith.

ix.	“Redemption Notice” has the meaning ascribed thereto in Section (g) of this Schedule.

x.	“Redemption Price” means the price per Share to be paid by the Corporation on the Redemption Date for the Redemption and will be equal to the price set forth in the Valuation Opinion, which may, if instructed by the Corporation, take into consideration matters specified by any Gaming Authority.

xi.	“Shares” means the Common Shares of the Corporation,

xii.	“Significant Interest” means ownership of five percent (5%) or more of the Shares.

xiii.	“Subject Shareholder” means a person, a group of persons acting in concert or a group of persons who, the Board reasonably believes, are acting in concert

xiv.	“Trading Day” means a day on which the Shares (a) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business on such day, and (b) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Shares.

xv.	“Unsuitable Person” means (a) any person (including a Subject Shareholder) who a Gaming Authority has determined to be unsuitable to own Shares; or (b) any person (including a Subject Shareholder) whose ownership of Shares may result in the loss, suspension or revocation (or similar action) with respect to any Gaming License or in the Corporation being unable to obtain a new Gaming License in the normal course, including, but not limited to, as a result of such person’s failure to apply for a licensing or a suitability review from or to otherwise fail to comply with the requirements of a Gaming Authority, as determined by the Board, in its sole discretion, after consultation with legal counsel and if a license application has been filed after consultation with the applicable Gaming Authority.

xvi.	“Valuation Opinion” has the meaning set out in Section (e) of this Schedule.

(b)	Subject to Section (d) of this Schedule, no Subject Shareholder will acquire or dispose of directly or indirectly, in one or more transactions, a Significant Interest without providing 15 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary.

(c)	If the Board reasonably believes that a Subject Shareholder may have failed to comply with the provisions of Section (b) of this Schedule, the Corporation may apply to the Superior Court of Quebec, or such other court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of Shares held.

(d)	The provisions of Sections (b) and (c) of this Schedule will not apply to the ownership, acquisition or disposition of Shares as a result of:

i.	any transfer of Shares occurring by operation of law including, inter alia, the transfer of Shares of the Corporation to a trustee in bankruptcy;

ii.	an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Section (b); or

iii.	the conversion, exchange or exercise of securities of the Corporation (other than the Shares) duly issued or granted by the Corporation, into or for Shares, in accordance with their respective terms.

(e)	At the option of the Corporation, Shares owned by an Unsuitable Person may be redeemed by the Corporation (the “Redemption”) for the Redemption Price out of funds lawfully available on the Redemption Date. Shares redeemable pursuant to this Section (e) will be redeemable at any time and from time to time pursuant to the terms hereof. Prior to exercising the Redemption, the Corporation shall obtain, at its expense, a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States of America (qualified to perform such task and which is disinterested in the contemplated Redemption and has not in the then past two years provided services for a fee to the Corporation or its affiliates) as to the value of the Shares to be redeemed (including taking into account the percentage of the total outstanding Shares represented by the Shares being redeemed) as of a date not more than thirty (30) Trading Days prior to the date of the Redemption Notice and as to the appropriate and fair form(s) of consideration (and the terms thereof) to be paid by the Corporation to the holder of such Shares in connection with such Redemption (the “Valuation Opinion”). The Redemption Price (which may include payment in cash, promissory note, or both), the form, terms (including date) of payment will be as set forth in the Valuation Opinion and will be paid on the Redemption Date.

(f)	In the case of a Redemption of only a portion of the Shares owned by a Subject Shareholder who is an Unsuitable Person, the Board will select the Shares to be redeemed, by lot or in any other manner determined by the Board in its sole discretion.

(g)	In the case of a Redemption, the Corporation will send a written notice to the holder of the Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Shares to be redeemed on the Redemption Date, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates for such Shares will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer, (v) a copy of the Valuation Opinion, and (vi) any other requirement of surrender of the certificates (if any) representing the Shares to be redeemed (the “Redemption Notice”). The Redemption Notice may be conditional such that the Corporation need not redeem the Shares owned by an Unsuitable Person on the Redemption Date if the Board determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date.

(h)	The Corporation may pay the Redemption Price by using its existing cash resources, incurring debt, issuing a promissory note in the name of the Unsuitable Person, or by using a combination of the foregoing sources of funding.

(i)

On and after the date the Redemption Notice is delivered, any Unsuitable Person owning Shares called for Redemption will cease to have any voting rights with respect to such Shares and on and after the Redemption Date specified therein, such holder will cease to have any rights whatsoever with respect to such Shares other than the right to receive the Redemption Price, without interest, on the Redemption Dale; provided, however, that if any such Shares come to be owned solely by persons other than an Unsuitable Person (such as by transfer of such Shares to a liquidating trust, subject to the approval of any applicable Gaming Authority), such persons may exercise voting rights of such Shares, and the Board may determine, in its sole discretion, not to redeem such Shares. Following any Redemption in accordance with the terms of this Schedule, the redeemed Shares will be cancelled.

(j)	All notices given by the Corporation to holders of Shares pursuant to this Schedule, including the Redemption Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder’s registered address as shown on the Corporation’s share register.

(k)	The Corporation’s right to redeem Shares pursuant to this Schedule will not be exclusive of any other right the Corporation may have or hereafter acquire under any agreement or any provision of the articles or the bylaws of the Corporation or otherwise with respect to the acquisition by the Corporation of Shares or any restrictions on holders thereof.

(l)	In the event that any provision (or portion of a provision) of this Schedule or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of the Schedule (including the remainder of such provision, as applicable) will continue in full force and effect.

REZ-909 (2012-11)

Déclaration relative au nom

Déclaration relative au nom

Nom de la société par actions : GROUPE DE JEUX AMAYA INC.

Je, soussigné(e), David Baazov, déclare que des moyens raisonnables ont été pris afin de s’assurer que le nom choisi est conforme à la loi, et que je suis la personne autorisée à signer la présente déclaration.

Signature électronique de David Baazov

[Unofficial Translation]

Declaration concerning the name

Corporate name: AMAYA GAMING GROUP INC.

I, the undersigned, declare that I have taken reasonable means to ensure that the name chosen complies with the law, and that I am duly authorized to sign this Declaration.

Electronic signature of David Baazov